IN ACCORDANCE WITH RULE 202 OF REGULATION S-T,
THIS FORM SE IS BEING FILED IN PAPER PURSUANT
TO A CONTINUING HARDSHIP EXEMPTION.

02024997

RECD SEC

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

IndyMac MBS, Inc.
(Exact Name of Registrant as Specified in Charter)

0001090295
(Registrant CIK Number)

Form 8-K for March 21, 2002
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))

333-82831
(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant))

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Pasadena, State of California, on March 21, 2002.

IndyMac MBS, INC.

By: [signature]
Victor H. Woodworth
Vice President

NY1 5159912v2

Exhibit Index

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T,
THESE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER PURSUANT
TO A CONTINUING HARDSHIP EXEMPTION.

Exhibit 99.1

COMPUTATIONAL MATERIALS
PREPARED BY LEHMAN BROTHERS, INC.

for

IndyMac MBS, INC.

Mortgage Pass-Through Certificates, Series 2002-D

EXTERNAL USE

NEW ISSUE COMPUTATIONAL MATERIALS

$325,000,000

(APPROXIMATE)

RESIDENTIAL ASSET SECURITIZATION TRUST 2002-A4

INDYMAC MBS, INC., DEPOSITOR

INDYMAC BANK, FSB, SELLER & MASTER SERVICER

IndyMac Bank

Class	Approx. Size	Coupon (1)	Offered	Duration to Call (yrs)(2)	Est. Payment Window (2)	Initial Credit Support	Legal Final Maturity(3)	Expected Ratings Moody's/ S&P
A-1(4)	$94,000,000	1mL+0.20%	Yes	0.99	04/02-01/04	5.25%	05/25/2032	Aaa / AAA
A-2(5)	$107,700,000	5.95%	Yes	2.67	01/04-10/06	5.25%	05/25/2032	Aaa / AAA
A-3(5)	$30,300,000	6.68%	Yes	4.29	10/06-03/08	5.25%	05/25/2032	Aaa / AAA
A-4(5)	$32,100,000	6.98%	Yes	5.36	03/08-06/10	5.25%	05/25/2032	Aaa / AAA
A-5(5) (6)	$43,836,000	7.00%	Yes	6.79	06/10-04/12	5.25%	05/25/2032	Aaa / AAA
A-IO(7)	Notional	2.50%	Yes	1.15	04/02-09/04	5.25%	09/25/2004	Aaa / AAA
A-R(5) (8)	$100	NA	Yes	0.00	04/02-04/02	5.25%	05/25/2032	Aaa / AAA
M-1(5) (6)	$7,313,000	7.00%	Yes	5.06	07/05-04/12	3.00%	05/25/2032	Aa2 / AA
M-2(5) (6)	$5,687,800	7.00%	Yes	5.03	07/05-04/12	1.25%	05/25/2032	A2 / A
B(5) (6)	$4,063,000	7.00%	Yes	4.97	07/05-04/12	0.50%	05/25/2032	Baa2/BBB
P	$100	N/A	No	NA	NA	NA	05/25/2032	NR / NR
OC	N/A	N/A	No	NA	NA	NA	05/25/2032	NR / NR

(1) Subject to a net wac cap rate equal to the weighted average of the net mortgage interest rates on the mortgage loans adjusted for the interest payable on the Class A-IO Certificates. The 1-month LIBOR for the first accrual period is equal to [TBD].

(2) Prepayments were run at a 100% PPV as described on page 2. Assumes 10% optional termination call is exercised.

(3) For all but the A-IO bond, the legal final maturity date was determined by adding one month to the final schedule payment date of the latest maturing loan. For the A-IO bond, the legal final maturity is its last scheduled Distribution Date.

(4) The Class A-1 will have the benefit of the Yield Maintenance Reserve Fund, as described on page 7.

(5) The Class A-2, A-3, A-4, A-5, M-1, M-2 and B will have the benefit of the Net WAC Shortfall Reserve Fund, as described on page 8.

(6) The Class A-5, M-1, M-2 and B initial pass-through rate is subject to an increase of 0.25% per annum on the first distribution date after the first possible optional termination date.

(7) The Class Notional Balance of the Class A-IO Notes for each Distribution Date will be equal to (i) for each Distribution Date through October 2003, approximately $32,500,000, (ii) for each Distribution Date thereafter through March 2004, approximately $27,625,000, (iii) for each Distribution Date thereafter through September 2004, approximately $22,750,000 and (iv) thereafter, $0. Subject to a cap equal to the weighted average of the net mortgage rates on the mortgage loans. The pass-through rate for the Class A-IO Certificates will be 2.50% per annum. The Class A-IO Certificates will only be entitled to interest for the first 30 distribution dates.

(8) The Class A-R is a REMIC residual class that will be retained by the Seller that is entitled to releases of excess interest, as described on page 9.

DEAL OVERVIEW

- The Trust will offer 10 Classes of certificates: Class A-1, A-2, A3, A-4, A-5, A-IO, A-R, M-1, M-2 and B. In addition to the offered certificates, the trust will issue the Class OC and Class P Certificates, which are not being offered to the public hereby.
- All offered certificates except the Class A-1 will accrue interest 30/360 and pay on the 25th or next business day on 24-day delay. The Class A-1 will accrue interest Actual/360 and pay on the 25th or next business day on 0 day delay. The Class A-1 will settle with accrued interest.
- The offered certificates (other than the Class A-1 and A-IO) will have the benefit of the Net WAC Shortfall Reserve Fund, as describe on page 8. The Class A-1 will have the benefit of the Yield Maintenance Fund, as described on page 7.
- The trust will offer 1 class of interest-only securities that will not be entitled to payments of principal: Class A-IO. The notional amount for the Class A-IO certificates will be as follows: from and including the 1st distribution date to the 19th distribution date $32,500,000, from and including the 20th distribution date to the 24th distribution date 27,625,000, and from and including the 25th distribution date to the 30th distribution date $22,750,000. The coupon for the Class A-IO certificates will be as 2.50% per annum and will accrue interest 30/360. After the Distribution Date in September 2004 the Class A-IO certificates will not be entitled to distributions of any kind.
- The Class P Certificate will be entitled to distributions of all prepayment premiums collected on the mortgage loans. Accordingly, such amounts will not be available for payments to the servicers or to other classes of certificates.
- The Class OC is not entitled to monthly payments of principal and interest, but rather is entitled solely to any residual cash flows remaining after all payments on the other classes of certificates, payments to the reserve fund and certain other fees and expenses of the trust fund have been made on the related distribution date.
- Prepayments of mortgage loans commonly are measured relative to a prepayment standard or model. A 100 % Prepayment Assumption ("PPV") assumes a Constant Prepayment Rate ("CPR") of 6.0 % per annum of the then outstanding principal balance of such mortgage loans in the first month of the life of the mortgage loans and an additional 1.2727272727 % (precisely (14/11)% per annum in the second through eleventh months. Beginning in the twelfth month and in each month thereafter during the life of the mortgage loans, a 100 % prepayment assumption assumes a CPR of 20 % per annum each month.
- IndyMac Bancorp, Inc. (NYSE:NDE) is the holding company for IndyMac Bank the Seller, a leading technology based mortgage banker located based in Pasadena, California. Additional information on NDE may be obtained on their website: http://www.indymacbank.com/

THE COLLATERAL

The collateral information presented herein is based on the "Statistical Calculation Date" as of March 1, 2002. The actual pool balance as of the Closing Date is expected to be approximately $325,000,000. The collateral pool will be comprised of conventional, one- to four-family, fixed-rate mortgage loans secured by first liens on residential mortgage properties.

THE STRUCTURE

Class A-R through A-5 Certificates (the "Certificates")

- The Class A-R, A-1, A-2, A-3, A-4, and A-5 Certificates will receive principal sequentially, in that order.
- The Class A-1 Certificate will be issued as a floating rate security.
- All other Certificates will be issued as fixed-rate securities.
- The securities will be priced to the 10% optional call.

Class A-IO Certificates

- The Class A-IO Certificates will accrue interest on their notional amount based on a coupon of 2.50% per annum.

Class M Certificates

- The Class M Certificates will be issued as fixed rate mezzanine securities. The Class M Certificates will be subordinate to the Class A Certificates, and senior to the Class B Certificates.

Class B Certificates

- The Class B Certificates will be issued as fixed rate subordinate securities. The Class B Certificates will be subordinate to the Class A Certificates and the Class M Certificates.

SUMMARY OF TERMS

Depositor:	IndyMac MBS, Inc.
Seller and Master Servicer:	IndyMac Bank, F.S.B.
Sole Manager:	Lehman Brothers, Inc.
Trustee:	Bankers Trust Company of California, N.A.
Statistical Calculation Date:	March 1, 2002
Cut-off Date:	March 1, 2002
Closing Date:	On or about March 28, 2002
Distribution Date:	25th day of each month (or the next business day), commencing April 2002.
Prepayment Period:	With respect to any distribution date, the calendar month immediately preceding the month in which such distribution date occurs.
Pass Through Rates:	The pass-through rates for each class of Certificates will be per annum fixed rates, except for the Class A-1 Certificate will be issued as a floating rate security.
Interest Payments:	On each Distribution Date holders of the Certificates will be entitled to receive the interest that has accrued on the Certificates at the related pass-through rate during the related accrual period, and any interest due on a prior Distribution Date that was not paid. The "accrual period" for the Certificates will be the calendar month immediately preceding the calendar month in which a Distribution Date occurs. The trustee will calculate interest on the Certificates based on a 360-day year that consists of twelve 30-day months except for the Class A-1 Certificates which will accrue interest on the basis of the actual number of days in the accrual period, based on a 360-day year.
Principal Payments:	The Certificates will receive payments of principal in the following order: to Class A-R, until paid in full; to Class A-1, until paid in full; to Class A-2, until paid in full; to Class A-3, until paid in full; to Class A-4, until paid in full; then to Class A-5, until paid in full. The Class M and B Certificates will not receive any principal payments until after the Stepdown Date or during a Trigger Event, unless the principal balance of the Class A Certificates is equal to zero. After the Stepdown Date, so long as a Trigger Event is not in effect, principal will be paid to the Class A, Class M and Class B Certificates as described under the "Priority of Payments."

Stated Principal Balance: With respect to any mortgage loan as of any date of determination, the principal balance thereof as of the Cut-off Date, after application of all scheduled principal payments due on or before the Cut-off Date, whether or not received, reduced by all amounts allocable to principal that have been distributed to certificate holders with respect to such mortgage loan on or before such date, and as further reduced to the extent that any Realized Loss thereon has been allocated to one or more classes of certificates on or before the date of determination.

Class Certificate Balance: With respect to any offered certificate (other than the Class A-IO Certificates) as of any date of determination, the original Class Certificate Balance thereof, reduced by the aggregate of (a) all amounts allocable to principal previously distributed with respect to such offered certificates and (b) in the case of any Class M or Class B Certificates, any reductions in the Class Certificate Balance thereof deemed to have occurred in connection with allocations of Realized Losses in the manner described herein.

Principal Distribution Amount: With respect to any distribution date, the Basic Principal Distribution Amount plus the Extra Principal Distribution Amount.

Basic Principal Distribution Amount: With respect to any distribution date, the excess of (i) the Principal Remittance Amount for such distribution date over (ii) the Overcollateralization Release Amount, if any, for such distribution date.

Extra Principal Distribution Amount: With respect to any distribution date, before October 2002, zero, and thereafter the lesser of (x) the Net Monthly Excess Cashflow for such distribution date and (y) the Overcollateralization Deficiency Amount for such distribution date.

Principal Remittance Amount: With respect to any distribution date, the sum of:

1) the principal portion of all scheduled monthly payments on the mortgage loans due on the related due date, to the extent received or advanced;

2) the principal portion of all proceeds of the repurchase of a mortgage loan (or, in the case of a substitution, certain amounts representing a principal adjustment) as required by the pooling and servicing agreement during the preceding calendar month; and

3) the principal portion of all other unscheduled collections received during the preceding calendar month, including full and partial prepayments, liquidation proceeds and insurance proceeds, in each case to the extent applied as recoveries of principal.

Monthly Interest Distributable Amount: For any distribution date and each class of offered certificates, the amount of interest accrued during the related Accrual Period at the related Pass-Through Rate on the Class Certificate Balance or Notional Amount of such Class immediately prior to such distribution date, in each case, reduced by any prepayment interest shortfalls to the extent not covered by compensating interest payable by the Master Servicer.

Unpaid Interest Shortfall Amount:	For each of the offered certificates and the first distribution date, zero, and (ii) with respect to each class of offered certificates and any distribution date after the first distribution date, the amount, if any, by which (a) the sum of (1) the Monthly Interest Distributable Amount for such class for the immediately preceding distribution date and (2) the outstanding Unpaid Interest Shortfall Amount, if any, for such class for such preceding distribution date exceeds (b) the aggregate amount distributed on such class in respect of interest pursuant to clause (a) of this definition on such preceding distribution date, plus interest on the amount of interest due but not paid on the certificates of such class on such preceding distribution date, to the extent permitted by law, at the pass-through rate for such class for the related Accrual Period.
Available Funds:	For any distribution date, an amount equal to the amount received by the Trustee and available in the Certificate Account on that distribution date. The Available Funds will generally be equal to the sum of (1) the aggregate amount of scheduled payments on the mortgage loans, insurance proceeds and liquidation proceeds, received during the related Prepayment Period, in each case net of amounts reimbursable therefrom to the Trustee, the Master Servicer and any Subservicer and reduced by Servicing Fees and the fees of the Trustee. The holders of the Class P Certificates will be entitled to all prepayment charges received on the mortgage loans, and such amounts will not be available for distribution to the holders of the other classes of certificates.
Net Monthly Excess Cashflow:	For any distribution date, the sum of (a) any Overcollateralization Release Amount and (b) the excess of (x) the Available Funds for such distribution date over (y) the sum for such distribution date of (A) the Monthly Interest Distributable Amounts for the offered certificates, (B) the Unpaid Interest Shortfall Amounts for the Class A Certificates and (C) the Principal Remittance Amount.
Net Mortgage Rate:	On any mortgage loan, the then applicable mortgage rate thereon minus the sum of (1) the Servicing Fee Rate and (2) the Trustee's Fee Rate.

Net WAC Cap Rate:	A per annum rate equal to the weighted average of the Adjusted Net Mortgage Rates of the Mortgage Loans minus the Pass-Through Rate for the Class A-IO Certificates for such Distribution Date multiplied by a fraction, the numerator of which is (x) the Notional Amount of the Class A-IO Certificates immediately prior to such Distribution Date, and the denominator of which is (y) the aggregate Stated Principal Balance of the Mortgage Loans.
Notional Amount:	The notional amount of the Class A-IO Certificates will be as follows: The lesser of (a) from and including the 1st through the 19th distribution date $32,500,000; from and including the 20th through the 24th distribution date $27,625,000; from and including the 25th through the 30th distribution date $22,750,000,000; thereafter $0 and (b) the then aggregate principal balance of the mortgage loans (prior to giving effect to scheduled payments of principal due during the related due period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period).
Yield Maintenance Reserve Fund:	The trust fund will have the benefit of an interest rate cap agreement (the "Yield Maintenance Agreement "). It is intended to partially mitigate the interest rate risk to the Class A-1 LIBOR Certificate that could result from the difference between one-month LIBOR as it relates to the interest rates on these Certificates and the related Net WAC Rate on the mortgage loans. On each Distribution Date, Payments under the Yield Maintenance Agreement will be made based on an amount equal to the product of (x) the excess of LIBOR over the Applicable Strike Rate, (y) a notional balance specified for such Distribution Date and (z) a fraction, the numerator of which is the actual number of days in the related Accrual Period and the denominator of which is 360.
Yield Maintenance Notional Balance:	The Notional Balance of the Yield Maintenance Agreement is based on the balance of the Class A-1 Certificates when analyzed at 75% PPV.

Net WAC Shortfall Reserve Fund:

The Net WAC Shortfall Reserve fund is a separate eligible account created and maintained by the Trustee held in the name of the Trustee for the benefit of the Certificateholders (other than the Holders of the LIBOR Certificates and the Class A-IO Certificates). Funds in the Net WAC Shortfall Reserve Fund (other than investment income) shall be held in trust for the Certificateholders (other than the Holders of the LIBOR Certificates and the Class A-IO Certificates) for the uses and purposes set forth in this Agreement. The Net WAC Shortfall Reserve Fund will not be an asset of any REMIC.

On the Closing Date, the Trustee shall establish and maintain in its name, in trust for the benefit of the Certificates (other than the LIBOR Certificates and the Class A-IO Certificates), the Net WAC Shortfall Reserve Fund. In addition, on the Closing Date, the Trustee shall deposit [$800,000] into the Net WAC Shortfall Reserve Fund. On each Distribution Date, to the extent required, the Trustee shall make withdrawals from the Net WAC Shortfall Reserve Fund and use the amounts in the Net WAC Shortfall Reserve Fund to make distributions to the Certificates (other than the LIBOR Certificates and the Class A-IO Certificates), in an amount equal to the amount of any Net WAC Shortfall Carry-Forward Amount on such Certificate. On the Distribution Date in October 2004, after the distributions described in the preceding sentence, the Trustee shall withdraw from the Net WAC Shortfall Reserve Fund (to the extent of funds available on deposit therein) any remaining amounts and distribute them to the Master Servicer.

The Trustee shall account for the Net WAC Carryover Reserve Fund as an "outside reserve fund" under applicable Treasury regulations and it shall not be an asset of any REMIC created pursuant to this Agreement. The owner of the Net WAC Carryover Reserve Fund is the Seller. The Trustee shall keep records that accurately reflect the funds on deposit in the Net WAC Carryover Reserve Fund. The Trustee shall, at the direction of the Seller, invest amounts on deposit in the Net WAC Carryover Reserve Fund in Permitted Investments. The amount of any realized losses on Permitted Investments in the Net WAC Carryover Reserve Fund shall promptly be deposited by the Seller in the Net WAC Carryover Reserve Fund. On each Distribution Date, the Trustee shall distribute any interest on the Net WAC Carryover Reserve Fund to the Seller.

Priority of Payments:

Interest Distributions

1) Pay fees and expenses of the Servicer, Master Servicer and Trustee.
2) To the holders of the Class A-IO Certificates, the Monthly Interest Distributable Amount for such class for such distribution date;
3) To the holders of the Class A-IO Certificates, the Unpaid Interest Shortfall Amount, if any, for such class for such distribution date;
4) From the remaining Interest Remittance Amount in respect of the Mortgage Loans, concurrently to the holders of the Class A-1, A-2, A-3, A-4, and A-5 Certificates, the related Monthly Interest Distributable Amount for each such class for such distribution date;
5) From the remaining Interest Remittance Amount in respect of the Mortgage Loans, concurrently to the holders of the Class A-1, A-2, A-3, A-4, and A-5 Certificates, the related Unpaid Interest Shortfall for each such class for such distribution date;
6) To the holders of the Class M-1 Certificates, the Monthly Interest Distributable Amount for such class;
7) To the holders of the Class M-2 Certificates, the Monthly Interest Distributable Amount for such class; and
8) To the holders of the Class B Certificates, the Monthly Interest Distributable Amount for such class;
9) Any Net Monthly Excess Cashflow in the following order of priority:
    a. beginning with the Distribution Date in October 2002 pay Net Monthly Excess Cashflow as principal to the holders of the class or classes of Certificates then entitled to receive distributions in respect of principal, in an amount equal to any Extra Principal Distribution Amount, payable to such holders as part of the Principal Distribution Amount (Build OC, starting on the Distribution Date in October 2002, 6 month OC holiday);
    b. To the holders of the Class M-1 Certificates, in an amount equal to the Unpaid Interest Shortfall Amount for such certificates;
    c. To the holders of the Class M-1 Certificates, in an amount equal to the Allocated Realized Loss Amount for the Class M-1 Certificates;
    d. To the holders of the Class M-2 Certificates, in an amount equal to the Unpaid Interest Shortfall Amount for such certificates;
    e. To the holders of the Class M-2 Certificates, in an amount equal to the Allocated Realized Loss Amount for the Class M-1 Certificates;
    f. To the holders of the Class B Certificates, in an amount equal to the Unpaid Interest Shortfall Amount for such certificates;
    g. To the holders of the Class B Certificates, in an amount equal to the Allocated Realized Loss Amount for the Class B Certificates; and
    h. To the holders of the Class OC Certificates and Class A-R Certificates, as provided in the pooling and servicing agreement.

Principal Distributions

Prior to the Stepdown Date or on which a Trigger Event is in effect

1) To the holders of Class A-R, A-1, A-2, A-3, A-4, and A-5 Certificates, sequentially, until the Class Certificate Balances thereof are reduced to zero;
2) To the holders of the Class M-1 Certificates, until the Class Certificate Balance thereof has been reduced to zero;
3) To the holders of the Class M-2 Certificates, until the Class Certificate Balance thereof has been reduced to zero; and
4) To the holders of the Class B Certificates, until the Class Certificate Balance thereof has been reduced to zero.

On or after the Stepdown Date on which a Trigger Event is not in effect

1) To the holders of the Class A-R, A-1, A-2, A-3, A-4, and A-5 Certificates, sequentially, the Class A Principal Distribution Amount, until the Class Certificate Balances thereof are reduced to zero;
2) To the holders of the Class M-1 Certificates, the Class M-1 Principal Distribution Amount until the Class Certificate Balance thereof has been reduced to zero;
3) To the holders of the Class M-2 Certificates, the Class M-2 Principal Distribution Amount until the Class Certificate Balance thereof has been reduced to zero; and
4) To the holders of the Class B Certificates, the Class B Principal Distribution Amount until the Class Certificate Balance thereof has been reduced to zero.

Net Monthly Excess Cashflow

1) To the holders of the class or classes of Certificates then entitled to receive distributions in respect of principal, in an amount equal to any Extra Principal Distribution Amount, payable to such holders as part of the Principal Distribution Amount;
2) To the holders of the Class M-1 Certificates, in an amount equal to the Unpaid Interest Shortfall Amount for such certificates;
3) To the holders of the Class M-1 Certificates, in an amount equal to the Allocated Realized Loss Amount for the Class M-1 Certificates;
4) To the holders of the Class M-2 Certificates, in an amount equal to the Unpaid Interest Shortfall Amount for such certificates;
5) To the holders of the Class M-2 Certificates, in an amount equal to the Allocated Realized Loss Amount for the Class M-1 Certificates;
6) To the holders of the Class B Certificates, in an amount equal to the Unpaid Interest Shortfall Amount for such certificates;
7) To the holders of the Class B Certificates, in an amount equal to the Allocated Realized Loss Amount for the Class B Certificates; and
8) To the holders of the Class OC Certificates and Class A-R Certificates, as provided in the pooling and servicing agreement.

Class A Principal Distribution Amount: For any applicable distribution date, an amount equal to the excess (if any) of (x) the Class Certificate Balance of the Class A Certificates immediately prior to such distribution date over (y) the difference between (a) the aggregate Stated Principal Balance of the mortgage loans as of the last day of the related due period (after reduction for Realized Losses incurred during the related Prepayment Period) and (b) the aggregate Stated Principal Balance of the mortgage loans as of the last day of the related due period (after reduction for Realized Losses incurred during the related Prepayment Period) multiplied by the sum of (A) approximately 10.50% and (B) the Current Specified Overcollateralization Percentage.

Class M-1 Principal Distribution Amount: For any applicable distribution date, an amount equal to the excess (if any) of (x) the Class Certificate Balance of the Class M-1 Certificates immediately prior to such distribution date over (y) the difference between (a) the aggregate Stated Principal Balance of the mortgage loans as of the last day of the related due period (after reduction for Realized Losses incurred during the related Prepayment Period) and (b) the sum of (1) the Class Certificate Balance of the Class A Certificates (after taking into account the payment of the Class A Principal Distribution Amount for such distribution date) and (2) the aggregate Stated Principal Balance of the mortgage loans as of the last day of the related due period (after reduction for Realized Losses incurred during the related Prepayment Period) multiplied by the sum of (A) approximately 6.00% and (B) the Current Specified Overcollateralization Percentage.

Class M-2 Principal Distribution Amount: For any applicable distribution date, an amount equal to the excess (if any) of (x) the Class Certificate Balance of the Class M-2 Certificates immediately prior to such distribution date over (y) the difference between (a) the aggregate Stated Principal Balance of the mortgage loans as of the last day of the related due period (after reduction for Realized Losses incurred during the related Prepayment Period) and (b) the sum of (1) the Class Certificate Balance of the Class A Certificates (after taking into account the payment of the Class A Principal Distribution Amount for such distribution date), (2) the Class Certificate Balance of the Class M-1 Certificates (after taking into account the payment of the Class M-1 Principal Distribution Amount for such distribution date) and (3) the aggregate Stated Principal Balance of the mortgage loans as of the last day of the related due period (after reduction for Realized Losses incurred during the related Prepayment Period) multiplied by the sum of (A) approximately 2.50% and (B) the Current Specified Overcollateralization Percentage.

Class B Principal Distribution Amount: For any applicable distribution date, an amount equal to the excess (if any) of (x) the Class Certificate Balance of the Class B Certificates immediately prior to such distribution date over (y) the difference between (a) the aggregate Stated Principal Balance of the mortgage loans as of the last day of the related due period (after reduction for Realized Losses incurred during the related Prepayment Period) and (b) the sum of (1) the Class Certificate Balance of the Class A Certificates (after taking into account the payment of the Class A Principal Distribution Amount for such distribution date), (2) the Class Certificate Balance of the Class M-1 Certificates (after taking into account the payment of the Class M-1 Principal Distribution Amount for such distribution date), (3) the Class Certificate Balance of the Class M-2 Certificates (after taking into account the payment of the Class M-2 Principal Distribution Amount for such distribution date) and (4) the aggregate Stated Principal Balance of the mortgage loans as of the last day of the related due period (after reduction for Realized Losses incurred during the related Prepayment Period) multiplied by the Current Specified Overcollateralization Percentage.

Current Specified Overcollateralization Percentage: For any distribution date, a percentage equal to (a) the Overcollateralization Target Amount divided by (b) the aggregate Stated Principal Balance of the mortgage loans as of the last day of the related due period (after giving effect to scheduled payments of principal due during the related due period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period, and after reduction for Realized Losses incurred during the related Prepayment Period.)

Realized Losses: Any loss on a mortgage loan attributable to the mortgagor's failure to make any payment of principal or interest as required under the mortgage note.

Allocation of Losses: Any Realized Losses on the mortgage loans will be allocated on any distribution date, first, to Net Monthly Excess Cashflow, second, in reduction of the Overcollateralization Amount, third, to the Class B Certificates, fourth, to the Class M-2 Certificates, and fifth, to the Class M-1 Certificates. The pooling and servicing agreement does not permit the allocation of Realized Losses to the Class A Certificates.

Once Realized Losses have been allocated to the Class B or Class M Certificates, such amounts with respect to such certificates will no longer accrue interest; however, such amounts may be paid thereafter to the extent of funds available from Net Monthly Excess Cashflow.

Allocated Realized Loss Amount: With respect to any class of Class M or Class B Certificates and any distribution date, an amount equal to the sum of any Realized Loss allocated to that class of Certificates on that distribution date and any Allocated Realized Loss Amount for that class remaining unpaid from the previous distribution date. Once Realized Losses have been allocated to the Class B or Class M Certificates, such amounts with respect to such certificates will no longer accrue interest; however, such amounts may be paid thereafter to the extent of funds available from Net Monthly Excess Cashflow

Pre-Funding Account: At closing, the seller may deposit up to approximately $78,222,406 into a pre-funding account, to be used to acquire subsequent mortgage loans from the seller during the pre-funding period. It is expected that the seller will have substantially all of the required pre-funded collateral by the closing date.

Advances: The Master Servicer will make cash advances with respect to delinquent payments of principal and interest on the mortgage loans to the extent the master servicer reasonably believes that the cash advances can be repaid from future payments on the mortgage loans. These cash advances are only intended to maintain a regular flow of scheduled interest and principal payments on the certificates and are not intended to guarantee or insure against losses.

Stepdown Date: The earlier to occur of (i) the distribution date on which the aggregate Class Certificate Balance of the Class A Certificates has been reduced to zero and (ii) the later to occur of (x) the distribution date occurring in April 2005 and (y) the first distribution date for which the aggregate Class Certificate Balance of the Class M and Class B Certificates divided by the aggregate Stated Principal Balance of the mortgage loans as of the last day of the related due period (after reduction for Realized Losses incurred during the related Prepayment Period) is greater than or equal to approximately 10.50%.

Trigger Event: A 'Trigger Event,' with respect to each Distribution Date after the Stepdown Date, exists if either condition is met:

1) 60+ delinquencies exceed 2.25% of the aggregate principal balance of the mortgage loans, from and including month 36 to month 60;

2) 60+ delinquencies exceed 3.25% of the aggregate principal balance of the mortgage loans, on and after month 61; or

3) Cumulative losses exceed 10.00% of the aggregate principal balance of the sum of (a) the Certificates, excluding the principal balance of the senior-most Certificate, and (b) the Overcollateralization Amount, on and after month 36.

Credit Enhancement:

- Subordination: Initially, 5.25% for the Class A Certificates; 3.00% for the Class M-1 Certificates and 1.25% for the Class M-2 Certificates.
- Overcollateralization ("OC")

Initial (% Orig.)	0.00%
OC Target (% Orig.)	0.50%
Stepdown (% Current)	None
OC Floor (% Orig.)	0.50%

- Excess spread is expected to be available to build OC commencing on the October 2002 Distribution Date (i.e., six-month spread holiday).

Overcollateralization Deficiency Amount: For any distribution date, the amount, if any, by which the Overcollateralization Target Amount exceeds the Overcollateralized Amount on such distribution date (after giving effect to distributions in respect of the Basic Principal Distribution Amount on such distribution date).

Overcollateralization Release Amount: For any distribution date, the lesser of (x) the Principal Remittance Amount for such distribution date and (y) the excess, if any, of (i) the Overcollateralized Amount for such distribution date (assuming that 100% of the Principal Remittance Amount is applied as a principal payment on such distribution date) over (ii) the Overcollateralization Target Amount for such distribution date.

Overcollateralization Floor Amount: For any distribution date, $1,625,000.

Overcollateralized Amount: For any distribution date, the amount, if any, by which (i) the aggregate principal balance of the mortgage loans (after giving effect to scheduled payments of principal due during the related due period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period, and after reduction for Realized Losses incurred during the related Prepayment Period) exceeds (ii) the aggregate Class Certificate Balance of the offered certificates (other than the Class A-IO Certificates) and the Class P Certificates as of such distribution date (after giving effect to distributions to be made on such distribution date).

EXTERNAL USE

Monthly Fees:	Servicing Fee Rate of 0.25% per annum, payable monthly; Trustee Fee of 0.0075% per annum, payable monthly.
Optional Call:	At its option, the Master Servicer may purchase all of the mortgage loans, togethe with any properties in respect thereof acquired on behalf of the trust, and thereby effect termination and early retirement of the Certificates, after the aggregate principal balance of the mortgage loans, and properties acquired in respect thereof, remaining in the trust has been reduced to less than or equal to 10% of the aggregate principal balance of the mortgage loans as of the Cut-off Date.
Registration:	The Certificates will be available in book-entry form through DTC.
Denominations:	The Certificates are issuable in minimum denominations of an original amount of $25,000 and multiples of $1,000 in excess thereof.
Federal Tax Aspects:	The Trust will be established as a REMIC for federal income tax purposes.
ERISA Considerations:	The Class A, Class M and Class B Certificates may be purchased by a pension o other employee benefit plan subject to the Employee Retirement Income Security Act of 1974 or Section 4975 of the Internal Revenue Code of 1986, or by an entity investing the assets of an employee benefit plan so long as certain conditions are met.
SMMEA Eligibility:	The Class A and the Class M-1 Certificates will be 'mortgage related securities' for purposes of the Secondary Mortgage Market Enhancement Act of 1984.

Prepayment Sensitivity Tables

Class A-1 (to call/maturity)

% of Prepayment Pricing Speed Assumption:	60%	75%	90%	100%	125%	150%	175%	200%
Yield %	2.11%	2.11%	2.11%	2.11%	2.11%	2.11%	2.11	2.11%
Average Life (years)	1.45	1.23	1.07	0.99	0.85	0.74	0.67	0.61
Modified Duration (years)	1.43	1.22	1.07	0.99	0.84	0.74	0.67	0.61
First Principal Payment	04/02	04/02	04/02	04/02	04/02	04/02	04/02	04/02
Last Principal Payment	12/04	07/04	03/04	01/04	09/03	07/03	05/03	04/03
Illustrative Yield @ Par (Act./360)*								

Class A-2 (to call/maturity)

% of Prepayment Pricing Speed Assumption:	60%	75%	90%	100%	125%	150%	175%	200%
Yield %	5.93%	5.91%	5.89%	5.88%	5.84%	5.81%	5.78%	5.75%
Average Life (years)	4.79	3.92	3.32	3.01	2.44	2.05	1.77	1.57
Modified Duration (years)	4.02	3.38	2.91	2.67	2.20	1.87	1.64	1.46
First Principal Payment	12/04	07/04	03/04	01/04	09/03	07/03	05/03	04/03
Last Principal Payment	08/09	04/08	04/07	10/06	11/05	03/05	10/04	06/04
Illustrative Yield @ Par (30/360)								

Class A-3 (to call/maturity)

% of Prepayment Pricing Speed Assumption:	60%	75%	90%	100%	125%	150%	175%	200%
Yield %	6.70%	6.69%	6.68%	6.67%	6.65%	6.63%	6.60%	6.57%
Average Life (years)	8.47	6.91	5.82	5.25	4.21	3.49	2.89	2.48
Modified Duration (years)	6.28	5.37	4.68	4.30	3.56	3.02	2.55	2.22
First Principal Payment	08/09	04/08	04/07	10/06	11/05	03/05	10/04	06/04
Last Principal Payment	11/11	02/10	11/08	03/08	01/07	03/06	08/05	12/04
Illustrative Yield @ Par (30/360)								

Class A-4 (to call/maturity)

% of Prepayment Pricing Speed Assumption:	60%	75%	90%	100%	125%	150%	175%	200%
Yield %	7.02%	7.01%	7.00%	7.00%	6.98%	6.96%	6.94%	6.92%
Average Life (years)	11.26	9.22	7.76	7.00	5.60	4.63	3.93	3.31
Modified Duration (years)	7.55	6.59	5.80	5.36	4.49	3.83	3.33	2.86
First Principal Payment	11/11	02/10	11/08	03/08	01/07	03/06	08/05	12/04
Last Principal Payment	05/15	01/13	04/11	06/10	10/08	08/07	10/06	02/06
Illustrative Yield @ Par (30/360)								

* Proceeds do not include accrued interest from March 25, 2002 to March 28, 2002.

EXTERNAL USE

Prepayment Sensitivity Tables

Class A-5 (to call)

% of Prepayment Pricing Speed Assumption:	60%	75%	90%	100%	125%	150%	175%	200%
Yield %	7.21%	7.23%	7.24%	7.25%	7.28%	7.30	7.33%	7.36%
Average Life (years)	15.36	12.69	10.74	9.70	7.71	6.40	5.38	4.65
Modified Duration (years)	9.08	8.11	7.29	6.79	5.75	4.98	4.33	3.83
First Principal Payment	05/15	01/13	04/11	06/10	10/08	08/07	10/06	02/06
Last Principal Payment	02/18	05/15	05/13	04/12	03/10	11/08	10/07	01/07
Illustrative Yield @ 98.5365% (30/360)								

Class A-5 (to maturity)

% of Prepayment Pricing Speed Assumption:	60%	75%	90%	100%	125%	150%	175%	200%
Yield %	7.22%	7.24%	7.25%	7.26%	7.29%	7.31%	7.34%	7.36%
Average Life (years)	18.00	15.19	12.95	11.74	9.40	7.76	6.55	5.62
Modified Duration (years)	9.75	8.89	8.09	7.61	6.56	5.71	5.01	4.44
First Principal Payment	05/15	01/13	04/11	6/10	10/08	08/07	10/06	02/06
Last Principal Payment	10/29	08/27	11/24	2/23	05/19	06/16	03/14	06/12
Illustrative Yield @ 98.5365% (30/360)								

Class A-IO (to call/maturity)

% of Prepayment Pricing Speed Assumption:	60%	75%	90%	100%	125%	150%	175%	200%
Yield %	5.50%	5.50%	5.50%	5.50%	5.50%	5.50%	5.50%	5.50%
Average Life (years)	2.28	2.28	2.28	2.28	2.28	2.28	2.28	2.28
Modified Duration (years)	1.15	1.15	1.15	1.15	1.15	1.15	1.15	1.15
First Principal Payment	10/03	10/03	10/03	10/03	10/03	10/03	10/03	10/03
Last Principal Payment	09/04	09/04	09/04	09/04	09/04	09/04	09/04	09/04
Illustrative Yield @ 5.1737%								

Class M-1 (to call)

% of Prepayment Pricing Speed Assumption:	60%	75%	90%	100%	125%	150%	175%	200%
Yield %	7.05%	7.05%	7.04	7.03	7.02%	7.01%	7.00%	6.99%
Average Life (years)	10.69	8.78	7.41	6.69	5.37	4.56	4.03	3.71
Modified Duration (years)	7.09	6.19	5.47	5.06	4.26	3.74	3.38	3.16
First Principal Payment	07/07	07/06	11/05	07/05	04/05	04/05	05/05	05/05
Last Principal Payment	02/18	05/15	05/13	04/12	03/10	11/08	10/07	01/07
Illustrative Yield @ 99.8857%								

EXTERNAL USE

Prepayment Sensitivity Tables

Class M-1 (to maturity)

% of Prepayment Pricing Speed Assumption:	60%	75%	90%	100%	125%	150%	175%	200%
Yield %	7.06%	7.06%	7.05%	7.05%	7.04%	7.03%	7.02%	7.02%
Average Life (years)	11.62	9.67	8.21	7.43	5.98	5.05	4.45	4.07
Modified Duration (years)	7.33	6.47	5.76	5.36	4.55	4.00	3.63	3.38
First Principal Payment	7/07	7/06	11/05	07/05	04/05	04/05	05/05	05/05
Last Principal Payment	12/29	09/27	01/25	04/23	06/19	07/16	04/14	07/12
Illustrative Yield @ 99.8857%								

Class M-2 (to call)

% of Prepayment Pricing Speed Assumption:	60%	75%	90%	100%	125%	150%	175%	200%
Yield %	7.27%	7.29%	7.32%	7.33%	7.38%	7.42%	7.45%	7.48%
Average Life (years)	10.69	8.78	7.41	6.69	5.37	4.55	4.00	3.66
Modified Duration (years)	7.04	6.15	5.44	5.04	4.24	3.71	3.34	3.11
First Principal Payment	07/07	07/06	11/05	07/05	04/05	04/05	04/05	04/05
Last Principal Payment	02/18	05/15	05/13	04/12	03/10	11/08	10/07	01/07
Illustrative Yield @ 99.3757%								

Class M-2 (to maturity)

% of Prepayment Pricing Speed Assumption:	60%	75%	90%	100%	125%	150%	175%	200%
Yield %	7.27%	7.29%	7.32%	7.33%	7.38%	7.41%	7.44%	7.47%
Average Life (years)	11.62	9.67	8.21	7.43	5.98	5.05	4.43	4.02
Modified Duration (years)	7.27	6.42	5.72	5.32	4.52	3.97	3.58	3.32
First Principal Payment	07/07	07/06	11/05	07/05	04/05	04/05	04/05	04/05
Last Principal Payment	12/29	11/27	03/25	06/23	08/19	08/16	05/14	08/12
Illustrative Yield @ 97.3757% (30/360)								

EXTERNAL USE

Prepayment Sensitivity Tables

Class B (to call)

% of Prepayment Pricing Speed Assumption:	60%	75%	90%	100%	125%	150%	175%	200%
Yield%	7.70%	7.78%	7.87%	7.93%	8.09%	8.23%	8.36%	8.46%
Average Life (years)	10.69	8.78	7.41	6.69	5.37	4.55	4.00	3.64
Modified Duration (years)	6.95	6.08	5.38	4.98	4.19	3.67	3.31	3.06
First Principal Payment	07/07	07/06	11/05	07/05	04/05	04/05	04/05	04/05
Last Principal Payment	02/18	05/15	05/13	04/12	03/10	11/08	10/07	01/07
Illustrative Yield @ 95.4480% (30/360)								

Class B (to maturity)

% of Prepayment Pricing Speed Assumption:	60%	75%	90%	100%	125%	150%	175%	200%
Yield%	7.69%	7.77%	7.85%	7.90%	8.05%	8.17%	8.29%	8.38%
Average Life (years)	11.62	9.67	8.21	7.43	5.98	5.05	4.42	4.00
Modified Duration (years)	7.17	6.33	5.64	5.24	4.46	3.92	3.54	3.27
First Principal Payment	07/07	07/06	11/05	07/05	04/05	04/05	04/05	04/05
Last Principal Payment	01/30	11/27	04/25	07/23	09/19	09/16	06/14	09/12
Illustrative Yield @ 95.4480% (30/360)								

EXTERNAL USE

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Statistical Calculation Date	3/1/02
Pool Principal Balance	$246,777,594
Average Principal Balance	$460,405.96
Range of Principal Balance	$303,000 - $1,595,000
WA Gross WAC	7.550%
Range of Gross WAC	5.750% - 10.500%
WAM (mos)	359
WA Age (mos)	1
WA Original Term (mos)	360
Balloon / Fully Amortizing	0.00% / 100.00%
First Lien / Second Lien	100.00% / 0.00%
Credit Score	
Weighted Average	698
620 to 639	10.28%
640 to 659	14.22%
660 to 679	18.78%
680 to 699	12.24%
700 to 719	12.33%
720 to 739	8.95%
740 to 759	7.99%
760 to 779	9.41%
780 to 799	4.62%
800 and above	1.18%
Original LTV	
Weighted Average	71.13%
Less than 40.01%	2.05%
40.01% to 50.00%	4.92%
50.01% to 60.00%	12.59%
60.01% to 70.00%	20.35%
70.01% to 80.00%	50.53%
80.01% to 90.00%	6.74%
90.01% to 100.00%	2.82%
% with LTV's > 80%	9.56%
% with LTV's > 80% with MI	91.38%
Insurance	
Conventional MI	91.38%
Non-MI	8.62%

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Property Type	
Single Family	80.03%
PUD	12.75%
Two Family	2.44%
Condominium (Low-rise)	1.61%
Three Family	1.12%
Condominium (High-rise)	0.67%
Townhouse	1.11%
Four Family	0.26%
Occupancy Status	
Owner Occupied	94.77%
Investor Property	3.34%
Second Home	1.89%
Documentation	
Full Documentation	41.86%
Reduced Documentation	38.76%
No Ratio	13.62%
No Documentation	5.77%
Loan Purpose	
Purchase Money	32.10%
Cash-Out Refinance	31.00%
Rate/Term Refinance	36.90%
Geographic Concentration (> 5% of Total)	
California	57.20%
Northern CA	18.03%
Southern CA	39.18%
New York	14.94%

EXTERNAL USE

NEW ISSUE COMPUTATIONAL MATERIALS

$325,000,000

(APPROXIMATE)

RESIDENTIAL ASSET SECURITIZATION TRUST 2002-A4

INDYMAC MBS, INC., DEPOSITOR

INDYMAC BANK, FSB, SELLER & MASTER SERVICER

IndyMac Bank

Class	Approx. Size	Coupon (1)	Offered	Avg. Life to Call (yrs)(2)	Est. Payment Window (2)	Initial Credit Support(3)	Legal Final Maturity(4)	Expected Ratings Moody's/ S&P
A-1(5)	$94,000,000	1mL+0.20%	Yes	.99	04/02-01/04	5.25%	05/25/2032	Aaa / AAA
A-2(6)	$107,700,000	5.95%	Yes	3.01	01/04-10/06	5.25%	05/25/2032	Aaa / AAA
A-3(6)	$30,300,000	6.68%	Yes	5.25	10/06-03/08	5.25%	05/25/2032	Aaa / AAA
A-4(6)	$32,100,000	6.98%	Yes	7.00	03/08-06/10	5.25%	05/25/2032	Aaa / AAA
A-5(6) (7)	$43,836,000	7.00%	Yes	9.70	06/10-04/12	5.25%	05/25/2032	Aaa / AAA
A-IO(8)	Notional	2.50%	Yes	2.28	04/02-09/04	5.25%	09/25/2004	Aaa / AAA
A-R(6) (9)	$100	NA	Yes	0.00	04/02-04/02	5.25%	05/25/2032	Aaa / AAA
M-1(6) (7)	$7,313,000	7.00%	Yes	6.69	07/05-04/12	3.00%	05/25/2032	Aa2 / AA
M-2(6) (7)	$5,687,800	7.00%	Yes	6.69	07/05-04/12	1.25%	05/25/2032	A2 / A
B(6) (7)	$4,063,000	7.00%	Yes	6.69	07/05-04/12	0.00%	05/25/2032	Baa2/BBB
P	$100	N/A	No	NA	NA	NA	05/25/2032	NR / NR
OC	N/A	N/A	No	NA	NA	NA	05/25/2032	NR / NR

(1) Subject to an available funds cap rate equal to the weighted average of the net mortgage interest rates on the mortgage loans adjusted for the interest payable on the Class A-IO Certificates. The 1-month LIBOR for the first accrual period is equal to [TBD].

(2) Prepayments were run at a 100% PPC as described on page 2. Assumes 10% optional termination call is exercised for the Class A-5, M-1, M-2 nd B Certificates.

(3) Excess spread is expected to be available to build overcollateralization on the October 2002 Distribution Date (i.e., sixth month spread holiday).

(4) For all but the A-IO bond, the legal final maturity date was determined by adding one month to the final schedule payment date of the latest maturing loan. For the A-IO bond, the legal final maturity is its last scheduled Distribution Date.

(5) The Class A-1 will have the benefit of the Yield Maintenance Reserve Fund, as described on page 7.

(6) The Class A-2, A-3, A-4, A-5, M-1, M-2 and B will have the benefit of the Net WAC Shortfall Reserve Fund, as described on page 8.

(7) The Class A-5, M-1, M-2 and B initial pass-through rate is subject to an increase of 0.25% per annum on the first distribution date after the first possible optional termination date.

(8) The Class Notional Balance of the Class A-IO Notes for each Distribution Date will be equal to (i) for each Distribution Date through October 2003, approximately $32,500,000, (ii) for each Distribution Date thereafter through March 2004, approximately $27,625,000, (iii) for each Distribution Date thereafter through September 2004, approximately $22,750,000 and (iv) thereafter, $0. Subject to a cap equal to the weighted average of the net mortgage rates on the mortgage loans. The pass-through rate for the Class A-IO Certificates will be 2.50% per annum. The Class A-IO Certificates will only be entitled to interest for the first 30 distribution dates.

(9) The Class A-R is a REMIC residual class that will be retained by the Seller that is entitled to releases of excess interest, as described on page 9.

DEAL OVERVIEW

- The Trust will offer 10 Classes of certificates: Class A-1, A-2, A3, A-4, A-5, A-IO, A-R, M-1, M-2 and B. In addition to the offered certificates, the trust will issue the Class OC and Class P Certificates, which are not being offered to the public hereby.
- All offered certificates except the Class A-1 will accrue interest 30/360 and pay on the 25th or next business day on 24-day delay. The Class A-1 will accrue interest Actual/360 and pay on the 25th or next business day on 0 day delay. The Class A-1 will settle with accrued interest.
- The offered certificates (other than the Class A-1 and A-IO) will have the benefit of the Available Funds Cap reserve fund, as describe on page 8. The Class A-1 will have the benefit of the Yield Maintenance Fund, as described on page 7.
- The trust will offer 1 class of interest-only securities that will not be entitled to payments of principal: Class A-IO. The notional amount for the Class A-IO certificates will be as follows: from and including the 1st distribution date to the 19th distribution date $32,500,000, from and including the 20th distribution date to the 24th distribution date 27,625,000, and from and including the 25th distribution date to the 30th distribution date $22,750,000. The coupon for the Class A-IO certificates will be as 2.50% per annum and will accrue interest 30/360. After the Distribution Date in September 2004 the Class A-IO certificates will not be entitled to distributions of any kind.
- The Class P Certificate will be entitled to distributions of all prepayment premiums collected on the mortgage loans. Accordingly, such amounts will not be available for payments to the servicers or to other classes of certificates.
- The Class OC is not entitled to monthly payments of principal and interest, but rather is entitled solely to any residual cash flows remaining after all payments on the other classes of certificates, payments to the reserve fund and certain other fees and expenses of the trust fund have been made on the related distribution date.
- Prepayments of mortgage loans commonly are measured relative to a prepayment standard or model. A 100 % Prepayment Assumption ("PPC") assumes a Constant Prepayment Rate ("CPR") of 6.0 % per annum of the then outstanding principal balance of such mortgage loans in the first month of the life of the mortgage loans and an additional 1.2727272727 % (precisely (14/11)% per annum in the second through eleventh months. Beginning in the twelfth month and in each month thereafter during the life of the mortgage loans, a 100 % prepayment assumption assumes a CPR of 20 % per annum each month.
- IndyMac Bancorp, Inc. (NYSE:NDE) is the holding company for IndyMac Bank the Seller, a leading technology based mortgage banker located based in Pasadena, California. Additional information on NDE may be obtained on their website: http://www.indymacbank.com/

EXTERNAL USE

THE COLLATERAL

The collateral information presented herein is based on the "Statistical Calculation Date" as of March 1, 2002. The actual pool balance as of the Closing Date is expected to be approximately $325,000,000. The collateral pool will be comprised of conventional, one- to four-family, fixed-rate mortgage loans secured by first liens on residential mortgage properties.

THE STRUCTURE

Class A-R through A-5 Certificates (the "Certificates")

- The Class A-R, A-1, A-2, A-3, A-4, and A-5 Certificates will receive principal sequentially, in that order.
- The Class A-1 Certificate will be issued as a floating rate security.
- All other Certificates will be issued as fixed-rate securities.
- The securities will be priced to the 10% optional call.

Class A-IO Certificates

- The Class A-IO Certificates will accrue interest on their notional amount based on a coupon of 2.50% per annum.

Class M Certificates

- The Class M Certificates will be issued as fixed rate mezzanine securities. The Class M Certificates will be subordinate to the Class A Certificates, and senior to the Class B Certificates.

Class B Certificates

- The Class B Certificates will be issued as fixed rate subordinate securities. The Class B Certificates will be subordinate to the Class A Certificates and the Class M Certificates.

Class OC Certificates

- Excess spread is expected to be available to build overcollateralization on the October 2002 Distribution Date (i.e., sixth month spread holiday).

EXTERNAL USE

SUMMARY OF TERMS

Depositor:	IndyMac MBS, Inc.
Seller and Master Servicer:	IndyMac Bank, F.S.B.
Sole Manager:	Lehman Brothers, Inc.
Trustee:	Bankers Trust Company of California, N.A.
Statistical Calculation Date:	March 1, 2002
Cut-off Date:	March 1, 2002
Closing Date:	On or about March 28, 2002
Distribution Date:	25th day of each month (or the next business day), commencing April 2002.
Prepayment Period:	With respect to any distribution date, the calendar month immediately preceding the month in which such distribution date occurs.
Pass Through Rates:	The pass-through rates for each class of Certificates will be per annum fixed rates, except for the Class A-1 Certificate will be issued as a floating rate security.
Interest Payments:	On each Distribution Date holders of the Certificates will be entitled to receive the interest that has accrued on the Certificates at the related pass-through rate during the related accrual period, and any interest due on a prior Distribution Date that was not paid. The "accrual period" for the Certificates will be the calendar month immediately preceding the calendar month in which a Distribution Date occurs. The trustee will calculate interest on the Certificates based on a 360-day year that consists of twelve 30-day months except for the Class A-1 Certificates which will accrue interest on the basis of the actual number of days in the accrual period, based on a 360-day year.
Principal Payments:	The Certificates will receive payments of principal in the following order: to Class A-R, until paid in full; to Class A-1, until paid in full; to Class A-2, until paid in full; to Class A-3, until paid in full; to Class A-4, until paid in full; then to Class A-5, until paid in full. The Class M and B Certificates will not receive any principal payments until after the Stepdown Date or during a Trigger Event, unless the principal balance of the Class A Certificates is equal to zero. After the Stepdown Date, so long as a Trigger Event is not in effect, principal will be paid to the Class A, Class M and Class B Certificates as described under the "Priority of Payments."

Stated Principal Balance:	With respect to any mortgage loan as of any date of determination, the principal balance thereof as of the Cut-off Date, after application of all scheduled principal payments due on or before the Cut-off Date, whether or not received, reduced by all amounts allocable to principal that have been distributed to certificate holders with respect to such mortgage loan on or before such date, and as further reduced to the extent that any Realized Loss thereon has been allocated to one or more classes of certificates on or before the date of determination.
Class Certificate Balance:	With respect to any offered certificate (other than the Class A-IO Certificates) as of any date of determination, the original Class Certificate Balance thereof, reduced by the aggregate of (a) all amounts allocable to principal previously distributed with respect to such offered certificates and (b) in the case of any Class M or Class B Certificates, any reductions in the Class Certificate Balance thereof deemed to have occurred in connection with allocations of Realized Losses in the manner described herein.
Principal Distribution Amount:	With respect to any distribution date, the Basic Principal Distribution Amount plus the Extra Principal Distribution Amount.
Basic Principal Distribution Amount:	With respect to any distribution date, the excess of (i) the Principal Remittance Amount for such distribution date over (ii) the Overcollateralization Release Amount, if any, for such distribution date.
Extra Principal Distribution Amount:	With respect to any distribution date, before October 2002, zero, and thereafter the lesser of (x) the Net Monthly Excess Cashflow for such distribution date and (y) the Overcollateralization Deficiency Amount for such distribution date.
Principal Remittance Amount:	With respect to any distribution date, the sum of: 1) the principal portion of all scheduled monthly payments on the mortgage loans due on the related due date, to the extent received or advanced; 2) the principal portion of all proceeds of the repurchase of a mortgage loan (or, in the case of a substitution, certain amounts representing a principal adjustment) as required by the pooling and servicing agreement during the preceding calendar month; and 3) the principal portion of all other unscheduled collections received during the preceding calendar month, including full and partial prepayments, liquidation proceeds and insurance proceeds, in each case to the extent applied as recoveries of principal.
Monthly Interest Distributable Amount:	For any distribution date and each class of offered certificates, the amount of interest accrued during the related Accrual Period at the related Pass-Through Rate on the Class Certificate Balance or Notional Amount of such Class immediately prior to such distribution date, in each case, reduced by any prepayment interest shortfalls to the extent not covered by compensating interest payable by the Master Servicer.

Unpaid Interest Shortfall Amount: For each of the offered certificates and the first distribution date, zero, and (ii) with respect to each class of offered certificates and any distribution date after the first distribution date, the amount, if any, by which (a) the sum of (1) the Monthly Interest Distributable Amount for such class for the immediately preceding distribution date and (2) the outstanding Unpaid Interest Shortfall Amount, if any, for such class for such preceding distribution date exceeds (b) the aggregate amount distributed on such class in respect of interest pursuant to clause (a) of this definition on such preceding distribution date, plus interest on the amount of interest due but not paid on the certificates of such class on such preceding distribution date, to the extent permitted by law, at the pass-through rate for such class for the related Accrual Period.

Available Funds: For any distribution date, an amount equal to the amount received by the Trustee and available in the Certificate Account on that distribution date. The Available Funds will generally be equal to the sum of (1) the aggregate amount of scheduled payments on the mortgage loans, insurance proceeds and liquidation proceeds, received during the related Prepayment Period, in each case net of amounts reimbursable therefrom to the Trustee, the Master Servicer and any Subservicer and reduced by Servicing Fees and the fees of the Trustee. The holders of the Class P Certificates will be entitled to all prepayment charges received on the mortgage loans, and such amounts will not be available for distribution to the holders of the other classes of certificates.

Net Monthly Excess Cashflow: For any distribution date, the sum of (a) any Overcollateralization Release Amount and (b) the excess of (x) the Available Funds for such distribution date over (y) the sum for such distribution date of (A) the Monthly Interest Distributable Amounts for the offered certificates, (B) the Unpaid Interest Shortfall Amounts for the Class A Certificates and (C) the Principal Remittance Amount.

Net Mortgage Rate: On any mortgage loan, the then applicable mortgage rate thereon minus the sum of (1) the Servicing Fee Rate and (2) the Trustee's Fee Rate.

Net WAC Cap Rate:	A per annum rate equal to the weighted average of the Adjusted Net Mortgage Rates of the Mortgage Loans minus the Pass-Through Rate for the Class A-IO Certificates for such Distribution Date multiplied by a fraction, the numerator of which is (x) the Notional Amount of the Class A-IO Certificates immediately prior to such Distribution Date, and the denominator of which is (y) the aggregate Stated Principal Balance of the Mortgage Loans.
Notional Amount:	The notional amount of the Class A-IO Certificates will be as follows: The lesser of (a) from and including the 1st through the 19th distribution date $32,500,000; from and including the 20th through the 24th distribution date $27,625,000; from and including the 25th through the 30th distribution date $22,750,000,000; thereafter $0 and (b) the then aggregate principal balance of the mortgage loans (prior to giving effect to scheduled payments of principal due during the related due period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period).
Yield Maintenance Reserve Fund:	The trust fund will have the benefit of an interest rate cap agreement (the "Yield Maintenance Agreement "). It is intended to partially mitigate the interest rate risk to the Class A-1 LIBOR Certificate that could result from the difference between one-month LIBOR as it relates to the interest rates on these Certificates and the related Net WAC Rate on the mortgage loans. On each Distribution Date, Payments under the Yield Maintenance Agreement will be made based on an amount equal to the product of (x) the excess of LIBOR over the Applicable Strike Rate, (y) a notional balance specified for such Distribution Date and (z) a fraction, the numerator of which is the actual number of days in the related Accrual Period and the denominator of which is 360.
Yield Maintenance Notional Balance:	The Notional Balance of the Yield Maintenance Agreement is based on the balance of the Class A-1 Certificates when analyzed at 75% PPC.

Available Funds Cap:

The Available Funds Cap, a net WAC shortfall reserve fund, is a separate eligible account created and maintained by the Trustee held in the name of the Trustee for the benefit of the Certificateholders (other than the Holders of the LIBOR Certificates and the Class A-IO Certificates). Funds in the Available Funds Cap (other than investment income) shall be held in trust for the Certificateholders (other than the Holders of the LIBOR Certificates and the Class A-IO Certificates) for the uses and purposes set forth in this Agreement. The Available Funds Cap will not be an asset of any REMIC.

On the Closing Date, the Trustee shall establish and maintain in its name, in trust for the benefit of the Certificates (other than the LIBOR Certificates and the Class A-IO Certificates), the Available Funds Cap shortfall reserve fund. In addition, on the Closing Date, the Trustee shall deposit up to $650,000 into the Available Funds Cap reserve fund from excess spread during the sixth month overcollateralization holiday. On each Distribution Date, to the extent required, the Trustee shall make withdrawals from the Available Funds Cap reserve fund and use the amounts in the Available Funds Cap reserve fund to make distributions to the Certificates (other than the LIBOR Certificates and the Class A-IO Certificates), in an amount equal to the amount of any Net WAC Shortfall Carry-Forward Amount on such Certificate. On the Distribution Date in October 2004, after the distributions described in the preceding sentence, the Trustee shall withdraw from the Available Funds Cap reserve fund (to the extent of funds available on deposit therein) sufficient amounts so that the balance of the funds shall equal $100,000 and distribute them to the Master Servicer. On the Final Distribution Date, the Trustee shall withdraw from the Available Funds Cap reserve fund (to the extent of funds available on deposit therein) any remaining amounts and distribute them to the Master Servicer.

The Trustee shall account for the Net WAC Carryover Reserve Fund as an "outside reserve fund" under applicable Treasury regulations and it shall not be an asset of any REMIC created pursuant to this Agreement. The owner of the Net WAC Carryover Reserve Fund is the Seller. The Trustee shall keep records that accurately reflect the funds on deposit in the Net WAC Carryover Reserve Fund. The Trustee shall, at the direction of the Seller, invest amounts on deposit in the Net WAC Carryover Reserve Fund in Permitted Investments. The amount of any realized losses on Permitted Investments in the Net WAC Carryover Reserve Fund shall promptly be deposited by the Seller in the Net WAC Carryover Reserve Fund. On each Distribution Date, the Trustee shall distribute any interest on the Net WAC Carryover Reserve Fund to the Seller.

Priority of Payments:

Interest Distributions

1) Pay fees and expenses of the Servicer, Master Servicer and Trustee.
2) To the holders of the Class A-IO Certificates, the Monthly Interest Distributable Amount for such class for such distribution date;
3) To the holders of the Class A-IO Certificates, the Unpaid Interest Shortfall Amount, if any, for such class for such distribution date;
4) From the remaining Interest Remittance Amount in respect of the Mortgage Loans, concurrently to the holders of the Class A-1, A-2, A-3, A-4, and A-5 Certificates, the related Monthly Interest Distributable Amount for each such class for such distribution date;
5) From the remaining Interest Remittance Amount in respect of the Mortgage Loans, concurrently to the holders of the Class A-1, A-2, A-3, A-4, and A-5 Certificates, the related Unpaid Interest Shortfall for each such class for such distribution date;
6) To the holders of the Class M-1 Certificates, the Monthly Interest Distributable Amount for such class;
7) To the holders of the Class M-2 Certificates, the Monthly Interest Distributable Amount for such class; and
8) To the holders of the Class B Certificates, the Monthly Interest Distributable Amount for such class;
9) Any Net Monthly Excess Cashflow in the following order of priority:
    a. beginning with the Distribution Date in October 2002 pay Net Monthly Excess Cashflow as principal to the holders of the class or classes of Certificates then entitled to receive distributions in respect of principal, in an amount equal to any Extra Principal Distribution Amount, payable to such holders as part of the Principal Distribution Amount (Build OC, starting on the Distribution Date in October 2002, 6 month OC holiday);
    b. To the holders of the Class M-1 Certificates, in an amount equal to the Unpaid Interest Shortfall Amount for such certificates;
    c. To the holders of the Class M-1 Certificates, in an amount equal to the Allocated Realized Loss Amount for the Class M-1 Certificates;
    d. To the holders of the Class M-2 Certificates, in an amount equal to the Unpaid Interest Shortfall Amount for such certificates;
    e. To the holders of the Class M-2 Certificates, in an amount equal to the Allocated Realized Loss Amount for the Class M-1 Certificates;
    f. To the holders of the Class B Certificates, in an amount equal to the Unpaid Interest Shortfall Amount for such certificates;
    g. To the holders of the Class B Certificates, in an amount equal to the Allocated Realized Loss Amount for the Class B Certificates; and
    h. To the holders of the Class OC Certificates and Class A-R Certificates, as provided in the pooling and servicing agreement.

Principal Distributions

Prior to the Stepdown Date or on which a Trigger Event is in effect

1) To the holders of Class A-R, A-1, A-2, A-3, A-4, and A-5 Certificates, sequentially, until the Class Certificate Balances thereof are reduced to zero;
2) To the holders of the Class M-1 Certificates, until the Class Certificate Balance thereof has been reduced to zero;
3) To the holders of the Class M-2 Certificates, until the Class Certificate Balance thereof has been reduced to zero; and
4) To the holders of the Class B Certificates, until the Class Certificate Balance thereof has been reduced to zero.

On or after the Stepdown Date on which a Trigger Event is not in effect

1) To the holders of the Class A-R, A-1, A-2, A-3, A-4, and A-5 Certificates, sequentially, the Class A Principal Distribution Amount, until the Class Certificate Balances thereof are reduced to zero;
2) To the holders of the Class M-1 Certificates, the Class M-1 Principal Distribution Amount until the Class Certificate Balance thereof has been reduced to zero;
3) To the holders of the Class M-2 Certificates, the Class M-2 Principal Distribution Amount until the Class Certificate Balance thereof has been reduced to zero; and
4) To the holders of the Class B Certificates, the Class B Principal Distribution Amount until the Class Certificate Balance thereof has been reduced to zero.

Net Monthly Excess Cashflow

1) To the holders of the class or classes of Certificates then entitled to receive distributions in respect of principal, in an amount equal to any Extra Principal Distribution Amount, payable to such holders as part of the Principal Distribution Amount;
2) To the holders of the Class M-1 Certificates, in an amount equal to the Unpaid Interest Shortfall Amount for such certificates;
3) To the holders of the Class M-1 Certificates, in an amount equal to the Allocated Realized Loss Amount for the Class M-1 Certificates;
4) To the holders of the Class M-2 Certificates, in an amount equal to the Unpaid Interest Shortfall Amount for such certificates;
5) To the holders of the Class M-2 Certificates, in an amount equal to the Allocated Realized Loss Amount for the Class M-1 Certificates;
6) To the holders of the Class B Certificates, in an amount equal to the Unpaid Interest Shortfall Amount for such certificates;
7) To the holders of the Class B Certificates, in an amount equal to the Allocated Realized Loss Amount for the Class B Certificates; and
8) To the holders of the Class OC Certificates and Class A-R Certificates, as provided in the pooling and servicing agreement.

Class A Principal Distribution Amount:	For any applicable distribution date, an amount equal to the excess (if any) of (x) the Class Certificate Balance of the Class A Certificates immediately prior to such distribution date over (y) the difference between (a) the aggregate Stated Principal Balance of the mortgage loans as of the last day of the related due period (after reduction for Realized Losses incurred during the related Prepayment Period) and (b) the aggregate Stated Principal Balance of the mortgage loans as of the last day of the related due period (after reduction for Realized Losses incurred during the related Prepayment Period) multiplied by the sum of (A) approximately 10.50% and (B) the Current Specified Overcollateralization Percentage.
Class M-1 Principal Distribution Amount:	For any applicable distribution date, an amount equal to the excess (if any) of (x) the Class Certificate Balance of the Class M-1 Certificates immediately prior to such distribution date over (y) the difference between (a) the aggregate Stated Principal Balance of the mortgage loans as of the last day of the related due period (after reduction for Realized Losses incurred during the related Prepayment Period) and (b) the sum of (1) the Class Certificate Balance of the Class A Certificates (after taking into account the payment of the Class A Principal Distribution Amount for such distribution date) and (2) the aggregate Stated Principal Balance of the mortgage loans as of the last day of the related due period (after reduction for Realized Losses incurred during the related Prepayment Period) multiplied by the sum of (A) approximately 6.00% and (B) the Current Specified Overcollateralization Percentage.
Class M-2 Principal Distribution Amount:	For any applicable distribution date, an amount equal to the excess (if any) of (x) the Class Certificate Balance of the Class M-2 Certificates immediately prior to such distribution date over (y) the difference between (a) the aggregate Stated Principal Balance of the mortgage loans as of the last day of the related due period (after reduction for Realized Losses incurred during the related Prepayment Period) and (b) the sum of (1) the Class Certificate Balance of the Class A Certificates (after taking into account the payment of the Class A Principal Distribution Amount for such distribution date), (2) the Class Certificate Balance of the Class M-1 Certificates (after taking into account the payment of the Class M-1 Principal Distribution Amount for such distribution date) and (3) the aggregate Stated Principal Balance of the mortgage loans as of the last day of the related due period (after reduction for Realized Losses incurred during the related Prepayment Period) multiplied by the sum of (A) approximately 2.50% and (B) the Current Specified Overcollateralization Percentage.

Class B Principal Distribution Amount: For any applicable distribution date, an amount equal to the excess (if any) of (x) the Class Certificate Balance of the Class B Certificates immediately prior to such distribution date over (y) the difference between (a) the aggregate Stated Principal Balance of the mortgage loans as of the last day of the related due period (after reduction for Realized Losses incurred during the related Prepayment Period) and (b) the sum of (1) the Class Certificate Balance of the Class A Certificates (after taking into account the payment of the Class A Principal Distribution Amount for such distribution date), (2) the Class Certificate Balance of the Class M-1 Certificates (after taking into account the payment of the Class M-1 Principal Distribution Amount for such distribution date), (3) the Class Certificate Balance of the Class M-2 Certificates (after taking into account the payment of the Class M-2 Principal Distribution Amount for such distribution date) and (4) the aggregate Stated Principal Balance of the mortgage loans as of the last day of the related due period (after reduction for Realized Losses incurred during the related Prepayment Period) multiplied by the Current Specified Overcollateralization Percentage.

Current Specified Overcollateralization Percentage: For any distribution date, a percentage equal to (a) the Overcollateralization Target Amount divided by (b) the aggregate Stated Principal Balance of the mortgage loans as of the last day of the related due period (after giving effect to scheduled payments of principal due during the related due period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period, and after reduction for Realized Losses incurred during the related Prepayment Period.)

Realized Losses: Any loss on a mortgage loan attributable to the mortgagor's failure to make any payment of principal or interest as required under the mortgage note.

Allocation of Losses: Any Realized Losses on the mortgage loans will be allocated on any distribution date, first, to Net Monthly Excess Cashflow, second, in reduction of the Overcollateralization Amount, third, to the Class B Certificates, fourth, to the Class M-2 Certificates, and fifth, to the Class M-1 Certificates. The pooling and servicing agreement does not permit the allocation of Realized Losses to the Class A Certificates.

Once Realized Losses have been allocated to the Class B or Class M Certificates, such amounts with respect to such certificates will no longer accrue interest; however, such amounts may be paid thereafter to the extent of funds available from Net Monthly Excess Cashflow.

Allocated Realized Loss Amount: With respect to any class of Class M or Class B Certificates and any distribution date, an amount equal to the sum of any Realized Loss allocated to that class of Certificates on that distribution date and any Allocated Realized Loss Amount for that class remaining unpaid from the previous distribution date. Once Realized Losses have been allocated to the Class B or Class M Certificates, such amounts with respect to such certificates will no longer accrue interest; however, such amounts may be paid thereafter to the extent of funds available from Net Monthly Excess Cashflow

Pre-Funding Account: At closing, the seller may deposit up to approximately $78,222,406 into a pre-funding account, to be used to acquire subsequent mortgage loans from the seller during the pre-funding period. It is expected that the seller will have substantially all of the required pre-funded collateral by the closing date.

Advances: The Master Servicer will make cash advances with respect to delinquent payments of principal and interest on the mortgage loans to the extent the master servicer reasonably believes that the cash advances can be repaid from future payments on the mortgage loans. These cash advances are only intended to maintain a regular flow of scheduled interest and principal payments on the certificates and are not intended to guarantee or insure against losses.

Stepdown Date: The earlier to occur of (i) the distribution date on which the aggregate Class Certificate Balance of the Class A Certificates has been reduced to zero and (ii) the later to occur of (x) the distribution date occurring in April 2005 and (y) the first distribution date for which the aggregate Class Certificate Balance of the Class M and Class B Certificates divided by the aggregate Stated Principal Balance of the mortgage loans as of the last day of the related due period (after reduction for Realized Losses incurred during the related Prepayment Period) is greater than or equal to approximately 10.50%.

Trigger Event: A 'Trigger Event,' with respect to each Distribution Date after the Stepdown Date, exists if either condition is met:

1) 60+ delinquencies exceed 2.25% of the aggregate principal balance of the mortgage loans, from and including month 36 to month 60;

2) 60+ delinquencies exceed 3.25% of the aggregate principal balance of the mortgage loans, on and after month 61; or

3) Cumulative losses exceed 10.00% of the aggregate principal balance of the sum of (a) the Certificates, excluding the principal balance of the senior-most Certificate, and (b) the Overcollateralization Amount, on and after month 36.

Credit Enhancement:

- Subordination: Initially, 5.25% for the Class A Certificates; 3.00% for the Class M-1 Certificates and 1.25% for the Class M-2 Certificates.
- Overcollateralization ("OC")

Initial (% Orig.)	0.00%
OC Target (% Orig.)	0.50%
Stepdown (% Current)	None
OC Floor (% Orig.)	0.50%

- Excess spread is expected to be available to build OC commencing on the October 2002 Distribution Date (i.e., six-month spread holiday).

Overcollateralization Deficiency Amount: For any distribution date, the amount, if any, by which the Overcollateralization Target Amount exceeds the Overcollateralized Amount on such distribution date (after giving effect to distributions in respect of the Basic Principal Distribution Amount on such distribution date).

Overcollateralization Release Amount: For any distribution date, the lesser of (x) the Principal Remittance Amount for such distribution date and (y) the excess, if any, of (i) the Overcollateralized Amount for such distribution date (assuming that 100% of the Principal Remittance Amount is applied as a principal payment on such distribution date) over (ii) the Overcollateralization Target Amount for such distribution date.

Overcollateralization Floor Amount: For any distribution date, $1,625,000.

Overcollateralized Amount: For any distribution date, the amount, if any, by which (i) the aggregate principal balance of the mortgage loans (after giving effect to scheduled payments of principal due during the related due period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period, and after reduction for Realized Losses incurred during the related Prepayment Period) exceeds (ii) the aggregate Class Certificate Balance of the offered certificates (other than the Class A-IO Certificates) and the Class P Certificates as of such distribution date (after giving effect to distributions to be made on such distribution date).

Monthly Fees:	Servicing Fee Rate of 0.25% per annum, payable monthly; Trustee Fee of 0.0075% per annum, payable monthly.
Optional Call:	At its option, the Master Servicer may purchase all of the mortgage loans, togethe with any properties in respect thereof acquired on behalf of the trust, and thereby effect termination and early retirement of the Certificates, after the aggregate principal balance of the mortgage loans, and properties acquired in respect thereof, remaining in the trust has been reduced to less than or equal to 10% of the aggregate principal balance of the mortgage loans as of the Cut-off Date.
Registration:	The Certificates will be available in book-entry form through DTC.
Denominations:	The Certificates are issuable in minimum denominations of an original amount of $25,000 and multiples of $1,000 in excess thereof.
Federal Tax Aspects:	The Trust will be established as a REMIC for federal income tax purposes.
ERISA Considerations:	The Class A, Class M and Class B Certificates may be purchased by a pension o other employee benefit plan subject to the Employee Retirement Income Security Act of 1974 or Section 4975 of the Internal Revenue Code of 1986, or by an entity investing the assets of an employee benefit plan so long as certain conditions are met.
SMMEA Eligibility:	The Class A and the Class M-1 Certificates will be 'mortgage related securities' for purposes of the Secondary Mortgage Market Enhancement Act of 1984.

EXTERNAL USE

Prepayment Sensitivity Tables

Class A-1 (to call/maturity)

% of Prepayment Pricing Speed Assumption:	60%	75%	90%	100%	125%	150%	175%	200%
Discount Margin	.20%	.20%	.20%	.20%	.20%	.20%	.20%	.20%
Average Life (years)	1.45	1.23	1.07	0.99	0.85	0.74	0.67	0.61
Modified Duration (years)	1.43	1.22	1.07	0.99	0.84	0.74	0.67	0.61
First Principal Payment	04/02	04/02	04/02	04/02	04/02	04/02	04/02	04/02
Last Principal Payment	12/04	07/04	03/04	01/04	09/03	07/03	05/03	04/03
Illustrative Yield @ Par (Act./360)*								

Class A-2 (to call/maturity)

% of Prepayment Pricing Speed Assumption:	60%	75%	90%	100%	125%	150%	175%	200%
Yield %	5.93%	5.91%	5.89%	5.88%	5.84%	5.81%	5.78%	5.75%
Average Life (years)	4.79	3.92	3.32	3.01	2.44	2.05	1.77	1.57
Modified Duration (years)	4.02	3.38	2.91	2.67	2.20	1.87	1.64	1.46
First Principal Payment	12/04	07/04	03/04	01/04	09/03	07/03	05/03	04/03
Last Principal Payment	08/09	04/08	04/07	10/06	11/05	03/05	10/04	06/04
Illustrative Yield @ Par (30/360)								

Class A-3 (to call/maturity)

% of Prepayment Pricing Speed Assumption:	60%	75%	90%	100%	125%	150%	175%	200%
Yield %	6.70%	6.69%	6.68%	6.67%	6.65%	6.63%	6.60%	6.57%
Average Life (years)	8.47	6.91	5.82	5.25	4.21	3.49	2.89	2.48
Modified Duration (years)	6.28	5.37	4.68	4.30	3.56	3.02	2.55	2.22
First Principal Payment	08/09	04/08	04/07	10/06	11/05	03/05	10/04	06/04
Last Principal Payment	11/11	02/10	11/08	03/08	01/07	03/06	08/05	12/04
Illustrative Yield @ Par (30/360)								

Class A-4 (to call/maturity)

% of Prepayment Pricing Speed Assumption:	60%	75%	90%	100%	125%	150%	175%	200%
Yield %	7.02%	7.01%	7.00%	7.00%	6.98%	6.96%	6.94%	6.92%
Average Life (years)	11.26	9.22	7.76	7.00	5.60	4.63	3.93	3.31
Modified Duration (years)	7.55	6.59	5.80	5.36	4.49	3.83	3.33	2.86
First Principal Payment	11/11	02/10	11/08	03/08	01/07	03/06	08/05	12/04
Last Principal Payment	05/15	01/13	04/11	06/10	10/08	08/07	10/06	02/06
Illustrative Yield @ Par (30/360)								

* Proceeds do not include accrued interest from March 25, 2002 to March 28, 2002.

EXTERNAL USE

Prepayment Sensitivity Tables

Class A-5 (to call)

% of Prepayment Pricing Speed Assumption:	60%	75%	90%	100%	125%	150%	175%	200%
Yield %	7.21%	7.23%	7.24%	7.25%	7.28%	7.30	7.33%	7.36%
Average Life (years)	15.36	12.69	10.74	9.70	7.71	6.40	5.38	4.65
Modified Duration (years)	9.08	8.11	7.29	6.79	5.75	4.98	4.33	3.83
First Principal Payment	05/15	01/13	04/11	06/10	10/08	08/07	10/06	02/06
Last Principal Payment	02/18	05/15	05/13	04/12	03/10	11/08	10/07	01/07
Illustrative Yield @ 98.5365% (30/360)								

Class A-5 (to maturity)

% of Prepayment Pricing Speed Assumption:	60%	75%	90%	100%	125%	150%	175%	200%
Yield %	7.22%	7.24%	7.25%	7.26%	7.29%	7.31%	7.34%	7.36%
Average Life (years)	18.00	15.19	12.95	11.74	9.40	7.76	6.55	5.62
Modified Duration (years)	9.75	8.89	8.09	7.61	6.56	5.71	5.01	4.44
First Principal Payment	05/15	01/13	04/11	6/10	10/08	08/07	10/06	02/06
Last Principal Payment	10/29	08/27	11/24	2/23	05/19	06/16	03/14	06/12
Illustrative Yield @ 98.5365% (30/360)								

Class A-IO (to call/maturity)

% of Prepayment Pricing Speed Assumption:	60%	75%	90%	100%	125%	150%	175%	200%
Yield %	5.50%	5.50%	5.50%	5.50%	5.50%	5.50%	5.50%	5.50%
Average Life (years)	2.28	2.28	2.28	2.28	2.28	2.28	2.28	2.28
Modified Duration (years)	1.15	1.15	1.15	1.15	1.15	1.15	1.15	1.15
First Principal Payment	10/03	10/03	10/03	10/03	10/03	10/03	10/03	10/03
Last Principal Payment	09/04	09/04	09/04	09/04	09/04	09/04	09/04	09/04
Illustrative Yield @ 5.1737%								

Class M-1 (to call)

% of Prepayment Pricing Speed Assumption:	60%	75%	90%	100%	125%	150%	175%	200%
Yield %	7.05%	7.05%	7.04	7.03	7.02%	7.01%	7.00%	6.99%
Average Life (years)	10.69	8.78	7.41	6.69	5.37	4.56	4.03	3.71
Modified Duration (years)	7.09	6.19	5.47	5.06	4.26	3.74	3.38	3.16
First Principal Payment	07/07	07/06	11/05	07/05	04/05	04/05	05/05	05/05
Last Principal Payment	02/18	05/15	05/13	04/12	03/10	11/08	10/07	01/07
Illustrative Yield @ 99.8857%								

Prepayment Sensitivity Tables

Class M-1 (to maturity)

% of Prepayment Pricing Speed Assumption:	60%	75%	90%	100%	125%	150%	175%	200%
Yield %	7.06%	7.06%	7.05%	7.05%	7.04%	7.03%	7.02%	7.02%
Average Life (years)	11.62	9.67	8.21	7.43	5.98	5.05	4.45	4.07
Modified Duration (years)	7.33	6.47	5.76	5.36	4.55	4.00	3.63	3.38
First Principal Payment	7/07	7/06	11/05	07/05	04/05	04/05	05/05	05/05
Last Principal Payment	12/29	09/27	01/25	04/23	06/19	07/16	04/14	07/12
Illustrative Yield @ 99.8857%								

Class M-2 (to call)

% of Prepayment Pricing Speed Assumption:	60%	75%	90%	100%	125%	150%	175%	200%
Yield %	7.27%	7.29%	7.32%	7.33%	7.38%	7.42%	7.45%	7.48%
Average Life (years)	10.69	8.78	7.41	6.69	5.37	4.55	4.00	3.66
Modified Duration (years)	7.04	6.15	5.44	5.04	4.24	3.71	3.34	3.11
First Principal Payment	07/07	07/06	11/05	07/05	04/05	04/05	04/05	04/05
Last Principal Payment	02/18	05/15	05/13	04/12	03/10	11/08	10/07	01/07
Illustrative Yield @ 98.3757%								

Class M-2 (to maturity)

% of Prepayment Pricing Speed Assumption:	60%	75%	90%	100%	125%	150%	175%	200%
Yield %	7.27%	7.29%	7.32%	7.33%	7.38%	7.41%	7.44%	7.47%
Average Life (years)	11.62	9.67	8.21	7.43	5.98	5.05	4.43	4.02
Modified Duration (years)	7.27	6.42	5.72	5.32	4.52	3.97	3.58	3.32
First Principal Payment	07/07	07/06	11/05	07/05	04/05	04/05	04/05	04/05
Last Principal Payment	12/29	11/27	03/25	06/23	08/19	08/16	05/14	08/12
Illustrative Yield @ 98.3757% (30/360)								

EXTERNAL USE

Prepayment Sensitivity Tables

Class B (to call)

% of Prepayment Pricing Speed Assumption:	60%	75%	90%	100%	125%	150%	175%	200%
Yield%	7.70%	7.78%	7.87%	7.93%	8.09%	8.23%	8.36%	8.46%
Average Life (years)	10.69	8.78	7.41	6.69	5.37	4.55	4.00	3.64
Modified Duration (years)	6.95	6.08	5.38	4.98	4.19	3.67	3.31	3.06
First Principal Payment	07/07	07/06	11/05	07/05	04/05	04/05	04/05	04/05
Last Principal Payment	02/18	05/15	05/13	04/12	03/10	11/08	10/07	01/07
Illustrative Yield @ 95.4480% (30/360)								

Class B (to maturity)

% of Prepayment Pricing Speed Assumption:	60%	75%	90%	100%	125%	150%	175%	200%
Yield%	7.69%	7.77%	7.85%	7.90%	8.05%	8.17%	8.29%	8.38%
Average Life (years)	11.62	9.67	8.21	7.43	5.98	5.05	4.42	4.00
Modified Duration (years)	7.17	6.33	5.64	5.24	4.46	3.92	3.54	3.27
First Principal Payment	07/07	07/06	11/05	07/05	04/05	04/05	04/05	04/05
Last Principal Payment	01/30	11/27	04/25	07/23	09/19	09/16	06/14	09/12
Illustrative Yield @ 95.4480% (30/360)								

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Statistical Calculation Date	3/1/02
Pool Principal Balance	$246,777,594
Average Principal Balance	$460,405.96
Range of Principal Balance	$303,000 - $1,595,000
WA Gross WAC	7.550%
Range of Gross WAC	5.750% - 10.500%
WAM (mos)	359
WA Age (mos)	1
WA Original Term (mos)	360
Balloon / Fully Amortizing	0.00% / 100.00%
First Lien / Second Lien	100.00% / 0.00%
Credit Score	
Weighted Average	698
620 to 639	10.28%
640 to 659	14.22%
660 to 679	18.78%
680 to 699	12.24%
700 to 719	12.33%
720 to 739	8.95%
740 to 759	7.99%
760 to 779	9.41%
780 to 799	4.62%
800 and above	1.18%
Original LTV	
Weighted Average	71.13%
Less than 40.01%	2.05%
40.01% to 50.00%	4.92%
50.01% to 60.00%	12.59%
60.01% to 70.00%	20.35%
70.01% to 80.00%	50.53%
80.01% to 90.00%	6.74%
90.01% to 100.00%	2.82%
% with LTV's > 80%	9.56%
% with LTV's > 80% with MI	91.38%
Insurance	
Conventional MI	91.38%
Non-MI	8.62%

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Property Type	
Single Family	80.03%
PUD	12.75%
Two Family	2.44%
Condominium (Low-rise)	1.61%
Three Family	1.12%
Condominium (High-rise)	0.67%
Townhouse	1.11%
Four Family	0.26%
Occupancy Status	
Owner Occupied	94.77%
Investor Property	3.34%
Second Home	1.89%
Documentation	
Full Documentation	41.86%
Reduced Documentation	38.76%
No Ratio	13.62%
No Documentation	5.77%
Loan Purpose	
Purchase Money	32.10%
Cash-Out Refinance	31.00%
Rate/Term Refinance	36.90%
Geographic Concentration (> 5% of Total)	
California	57.20%
Northern CA	18.03%
Southern CA	39.18%
New York	14.94%

LEHMAN BROTHERS — RESIDENTIAL MORTGAGE FINANCE

EXTERNAL USE

NEW ISSUE COMPUTATIONAL MATERIALS

$325,000,000

(APPROXIMATE)

RESIDENTIAL ASSET SECURITIZATION TRUST 2002-A4

INDYMAC MBS, INC., DEPOSITOR

INDYMAC BANK, FSB, SELLER & MASTER SERVICER

IndyMac Bank SM

Class	Approx. Size	Coupon (1)	Offered	Duration to Call (yrs)(2)	Est. Payment Window (2)	Initial Credit Support	Legal Final Maturity(3)	Expected Ratings Moody's/ S&P
A-1(4)	$94,000,000	1mL+0.20%	Yes	0.99	04/02-01/04	5.25%	05/25/2032	Aaa / AAA
A-2(5)	$107,700,000	5.95%	Yes	2.67	01/04-10/06	5.25%	05/25/2032	Aaa / AAA
A-3(5)	$30,300,000	6.68%	Yes	4.29	10/06-03/08	5.25%	05/25/2032	Aaa / AAA
A-4(5)	$32,100,000	6.98%	Yes	5.36	03/08-06/10	5.25%	05/25/2032	Aaa / AAA
A-5(5) (6)	$43,836,000	7.00%	Yes	6.79	06/10-04/12	5.25%	05/25/2032	Aaa / AAA
A-IO(7)	Notional	2.50%	Yes	1.15	04/02-09/04	5.25%	09/25/2004	Aaa / AAA
A-R(5) (8)	$100	NA	Yes	0.00	04/02-04/02	5.25%	05/25/2032	Aaa / AAA
M-1(5) (6)	$7,313,000	7.00%	Yes	5.06	07/05-04/12	3.00%	05/25/2032	Aa2 / AA
M-2(5) (6)	$5,687,800	7.00%	Yes	5.03	07/05-04/12	1.25%	05/25/2032	A2 / A
B(5) (6)	$4,063,000	7.00%	Yes	4.97	07/05-04/12	0.50%	05/25/2032	Baa2/BBB
P	$100	N/A	No	NA	NA	NA	05/25/2032	NR / NR
OC	N/A	N/A	No	NA	NA	NA	05/25/2032	NR / NR

(1) Subject to a net wac cap rate equal to the weighted average of the net mortgage interest rates on the mortgage loans adjusted for the interest payable on the Class A-IO Certificates. The 1-month LIBOR for the first accrual period is equal to [TBD].

(2) Prepayments were run at a 100% PPV as described on page 2. Assumes 10% optional termination call is exercised.

(3) For all but the A-IO bond, the legal final maturity date was determined by adding one month to the final schedule payment date of the latest maturing loan. For the A-IO bond, the legal final maturity is its last scheduled Distribution Date.

(4) The Class A-1 will have the benefit of the Yield Maintenance Reserve Fund, as described on page 7.

(5) The Class A-2, A-3, A-4, A-5, M-1, M-2 and B will have the benefit of the Net WAC Shortfall Reserve Fund, as described on page 8.

(6) The Class A-5, M-1, M-2 and B initial pass-through rate is subject to an increase of 0.25% per annum on the first distribution date after the first possible optional termination date.

(7) The Class Notional Balance of the Class A-IO Notes for each Distribution Date will be equal to (i) for each Distribution Date through October 2003, approximately $32,500,000, (ii) for each Distribution Date thereafter through March 2004, approximately $27,625,000, (iii) for each Distribution Date thereafter through September 2004, approximately $22,750,000 and (iv) thereafter, $0. Subject to a cap equal to the weighted average of the net mortgage rates on the mortgage loans. The pass-through rate for the Class A-IO Certificates will be 2.50% per annum. The Class A-IO Certificates will only be entitled to interest for the first 30 distribution dates.

(8) The Class A-R is a REMIC residual class that will be retained by the Seller that is entitled to releases of excess interest, as described on page 9.

EXTERNAL USE

DEAL OVERVIEW

- The Trust will offer 10 Classes of certificates: Class A-1, A-2, A3, A-4, A-5, A-IO, A-R, M-1, M-2 and B. In addition to the offered certificates, the trust will issue the Class OC and Class P Certificates, which are not being offered to the public hereby.
- All offered certificates except the Class A-1 will accrue interest 30/360 and pay on the 25th or next business day on 24-day delay. The Class A-1 will accrue interest Actual/360 and pay on the 25th or next business day on 0 day delay. The Class A-1 will settle with accrued interest.
- The offered certificates (other than the Class A-1 and A-IO) will have the benefit of the Net WAC Shortfall Reserve Fund, as describe on page 8. The Class A-1 will have the benefit of the Yield Maintenance Fund, as described on page 7.
- The trust will offer 1 class of interest-only securities that will not be entitled to payments of principal: Class A-IO. The notional amount for the Class A-IO certificates will be as follows: from and including the 1st distribution date to the 19th distribution date $32,500,000, from and including the 20th distribution date to the 24th distribution date 27,625,000, and from and including the 25th distribution date to the 30th distribution date $22,750,000. The coupon for the Class A-IO certificates will be as 2.50% per annum and will accrue interest 30/360. After the Distribution Date in September 2004 the Class A-IO certificates will not be entitled to distributions of any kind.
- The Class P Certificate will be entitled to distributions of all prepayment premiums collected on the mortgage loans. Accordingly, such amounts will not be available for payments to the servicers or to other classes of certificates.
- The Class OC is not entitled to monthly payments of principal and interest, but rather is entitled solely to any residual cash flows remaining after all payments on the other classes of certificates, payments to the reserve fund and certain other fees and expenses of the trust fund have been made on the related distribution date.
- Prepayments of mortgage loans commonly are measured relative to a prepayment standard or model. A 100 % Prepayment Assumption ("PPV") assumes a Constant Prepayment Rate ("CPR") of 6.0 % per annum of the then outstanding principal balance of such mortgage loans in the rst month of the life of the mortgage loans and an additional 1.2727272727 % (precisely (14/11)% per annum in the second through eleventh months. Beginning in the twelfth month and in each month thereafter during the life of the mortgage loans, a 100 % prepayment assumption assumes a CPR of 20 % per annum each month.
- IndyMac Bancorp, Inc. (NYSE:NDE) is the holding company for IndyMac Bank the Seller, a leading technology based mortgage banker located based in Pasadena, California. Additional information on NDE may be obtained on their website: http://www.indymacbank.com/

EXTERNAL USE

THE COLLATERAL

The collateral information presented herein is based on the "Statistical Calculation Date" as of March 1, 2002. The actual pool balance as of the Closing Date is expected to be approximately $325,000,000. The collateral pool will be comprised of conventional, one- to four-family, fixed-rate mortgage loans secured by first liens on residential mortgage properties.

THE STRUCTURE

Class A-R through A-5 Certificates (the "Certificates")

- The Class A-R, A-1, A-2, A-3, A-4, and A-5 Certificates will receive principal sequentially, in that order.
- The Class A-1 Certificate will be issued as a floating rate security.
- All other Certificates will be issued as fixed-rate securities.
- The securities will be priced to the 10% optional call.

Class A-IO Certificates

- The Class A-IO Certificates will accrue interest on their notional amount based on a coupon of 2.50% per annum.

Class M Certificates

- The Class M Certificates will be issued as fixed rate mezzanine securities. The Class M Certificates will be subordinate to the Class A Certificates, and senior to the Class B Certificates.

Class B Certificates

- The Class B Certificates will be issued as fixed rate subordinate securities. The Class B Certificates will be subordinate to the Class A Certificates and the Class M Certificates.

SUMMARY OF TERMS

Depositor:	IndyMac MBS, Inc.
Seller and Master Servicer:	IndyMac Bank, F.S.B.
Sole Manager:	Lehman Brothers, Inc.
Trustee:	Bankers Trust Company of California, N.A.
Statistical Calculation Date:	March 1, 2002
Cut-off Date:	March 1, 2002
Closing Date:	On or about March 28, 2002
Distribution Date:	25th day of each month (or the next business day), commencing April 2002.
Prepayment Period:	With respect to any distribution date, the calendar month immediately preceding the month in which such distribution date occurs.
Pass Through Rates:	The pass-through rates for each class of Certificates will be per annum fixed rates, except for the Class A-1 Certificate will be issued as a floating rate security.
Interest Payments:	On each Distribution Date holders of the Certificates will be entitled to receive the interest that has accrued on the Certificates at the related pass-through rate during the related accrual period, and any interest due on a prior Distribution Date that was not paid. The "accrual period" for the Certificates will be the calendar month immediately preceding the calendar month in which a Distribution Date occurs. The trustee will calculate interest on the Certificates based on a 360-day year that consists of twelve 30-day months except for the Class A-1 Certificates which will accrue interest on the basis of the actual number of days in the accrual period, based on a 360-day year.
Principal Payments:	The Certificates will receive payments of principal in the following order: to Class A-R, until paid in full; to Class A-1, until paid in full; to Class A-2, until paid in full; to Class A-3, until paid in full; to Class A-4, until paid in full; then to Class A-5, until paid in full. The Class M and B Certificates will not receive any principal payments until after the Stepdown Date or during a Trigger Event, unless the principal balance of the Class A Certificates is equal to zero. After the Stepdown Date, so long as a Trigger Event is not in effect, principal will be paid to the Class A, Class M and Class B Certificates as described under the "Priority of Payments."

Stated Principal Balance: With respect to any mortgage loan as of any date of determination, the principal balance thereof as of the Cut-off Date, after application of all scheduled principal payments due on or before the Cut-off Date, whether or not received, reduced by all amounts allocable to principal that have been distributed to certificate holders with respect to such mortgage loan on or before such date, and as further reduced to the extent that any Realized Loss thereon has been allocated to one or more classes of certificates on or before the date of determination.

Class Certificate Balance: With respect to any offered certificate (other than the Class A-IO Certificates) as of any date of determination, the original Class Certificate Balance thereof, reduced by the aggregate of (a) all amounts allocable to principal previously distributed with respect to such offered certificates and (b) in the case of any Class M or Class B Certificates, any reductions in the Class Certificate Balance thereof deemed to have occurred in connection with allocations of Realized Losses in the manner described herein.

Principal Distribution Amount: With respect to any distribution date, the Basic Principal Distribution Amount plus the Extra Principal Distribution Amount.

Basic Principal Distribution Amount: With respect to any distribution date, the excess of (i) the Principal Remittance Amount for such distribution date over (ii) the Overcollateralization Release Amount, if any, for such distribution date.

Extra Principal Distribution Amount: With respect to any distribution date, before October 2002, zero, and thereafter the lesser of (x) the Net Monthly Excess Cashflow for such distribution date and (y) the Overcollateralization Deficiency Amount for such distribution date.

Principal Remittance Amount: With respect to any distribution date, the sum of:

1) the principal portion of all scheduled monthly payments on the mortgage loans due on the related due date, to the extent received or advanced;

2) the principal portion of all proceeds of the repurchase of a mortgage loan (or, in the case of a substitution, certain amounts representing a principal adjustment) as required by the pooling and servicing agreement during the preceding calendar month; and

3) the principal portion of all other unscheduled collections received during the preceding calendar month, including full and partial prepayments, liquidation proceeds and insurance proceeds, in each case to the extent applied as recoveries of principal.

Monthly Interest Distributable Amount: For any distribution date and each class of offered certificates, the amount of interest accrued during the related Accrual Period at the related Pass-Through Rate on the Class Certificate Balance or Notional Amount of such Class immediately prior to such distribution date, in each case, reduced by any prepayment interest shortfalls to the extent not covered by compensating interest payable by the Master Servicer.

Unpaid Interest Shortfall Amount:	For each of the offered certificates and the first distribution date, zero, and (ii) with respect to each class of offered certificates and any distribution date after the first distribution date, the amount, if any, by which (a) the sum of (1) the Monthly Interest Distributable Amount for such class for the immediately preceding distribution date and (2) the outstanding Unpaid Interest Shortfall Amount, if any, for such class for such preceding distribution date exceeds (b) the aggregate amount distributed on such class in respect of interest pursuant to clause (a) of this definition on such preceding distribution date, plus interest on the amount of interest due but not paid on the certificates of such class on such preceding distribution date, to the extent permitted by law, at the pass-through rate for such class for the related Accrual Period.
Available Funds:	For any distribution date, an amount equal to the amount received by the Trustee and available in the Certificate Account on that distribution date. The Available Funds will generally be equal to the sum of (1) the aggregate amount of scheduled payments on the mortgage loans, insurance proceeds and liquidation proceeds, received during the related Prepayment Period, in each case net of amounts reimbursable therefrom to the Trustee, the Master Servicer and any Subservicer and reduced by Servicing Fees and the fees of the Trustee. The holders of the Class P Certificates will be entitled to all prepayment charges received on the mortgage loans, and such amounts will not be available for distribution to the holders of the other classes of certificates.
Net Monthly Excess Cashflow:	For any distribution date, the sum of (a) any Overcollateralization Release Amount and (b) the excess of (x) the Available Funds for such distribution date over (y) the sum for such distribution date of (A) the Monthly Interest Distributable Amounts for the offered certificates, (B) the Unpaid Interest Shortfall Amounts for the Class A Certificates and (C) the Principal Remittance Amount.
Net Mortgage Rate:	On any mortgage loan, the then applicable mortgage rate thereon minus the sum of (1) the Servicing Fee Rate and (2) the Trustee's Fee Rate.

Net WAC Cap Rate: A per annum rate equal to the weighted average of the Adjusted Net Mortgage Rates of the Mortgage Loans minus the Pass-Through Rate for the Class A-IO Certificates for such Distribution Date multiplied by a fraction, the numerator of which is (x) the Notional Amount of the Class A-IO Certificates immediately prior to such Distribution Date, and the denominator of which is (y) the aggregate Stated Principal Balance of the Mortgage Loans.

Notional Amount: The notional amount of the Class A-IO Certificates will be as follows: The lesser of (a) from and including the 1st through the 19th distribution date $32,500,000; from and including the 20th through the 24th distribution date $27,625,000; from and including the 25th through the 30th distribution date $22,750,000,000; thereafter $0 and (b) the then aggregate principal balance of the mortgage loans (prior to giving effect to scheduled payments of principal due during the related due period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period).

Yield Maintenance Reserve Fund: The trust fund will have the benefit of an interest rate cap agreement (the "Yield Maintenance Agreement "). It is intended to partially mitigate the interest rate risk to the Class A-1 LIBOR Certificate that could result from the difference between one-month LIBOR as it relates to the interest rates on these Certificates and the related Net WAC Rate on the mortgage loans. On each Distribution Date, Payments under the Yield Maintenance Agreement will be made based on an amount equal to the product of (x) the excess of LIBOR over the Applicable Strike Rate, (y) a notional balance specified for such Distribution Date and (z) a fraction, the numerator of which is the actual number of days in the related Accrual Period and the denominator of which is 360.

Yield Maintenance Notional Balance: The Notional Balance of the Yield Maintenance Agreement is based on the balance of the Class A-1 Certificates when analyzed at 75% PPV.

Net WAC Shortfall Reserve Fund:

The Net WAC Shortfall Reserve fund is a separate eligible account created and maintained by the Trustee held in the name of the Trustee for the benefit of the Certificateholders (other than the Holders of the LIBOR Certificates and the Class A-IO Certificates). Funds in the Net WAC Shortfall Reserve Fund (other than investment income) shall be held in trust for the Certificateholders (other than the Holders of the LIBOR Certificates and the Class A-IO Certificates) for the uses and purposes set forth in this Agreement. The Net WAC Shortfall Reserve Fund will not be an asset of any REMIC.

On the Closing Date, the Trustee shall establish and maintain in its name, in trust for the benefit of the Certificates (other than the LIBOR Certificates and the Class A-IO Certificates), the Net WAC Shortfall Reserve Fund. In addition, on the Closing Date, the Trustee shall deposit [$800,000] into the Net WAC Shortfall Reserve Fund. On each Distribution Date, to the extent required, the Trustee shall make withdrawals from the Net WAC Shortfall Reserve Fund and use the amounts in the Net WAC Shortfall Reserve Fund to make distributions to the Certificates (other than the LIBOR Certificates and the Class A-IO Certificates), in an amount equal to the amount of any Net WAC Shortfall Carry-Forward Amount on such Certificate. On the Distribution Date in October 2004, after the distributions described in the preceding sentence, the Trustee shall withdraw from the Net WAC Shortfall Reserve Fund (to the extent of funds available on deposit therein) any remaining amounts and distribute them to the Master Servicer.

The Trustee shall account for the Net WAC Carryover Reserve Fund as an "outside reserve fund" under applicable Treasury regulations and it shall not be an asset of any REMIC created pursuant to this Agreement. The owner of the Net WAC Carryover Reserve Fund is the Seller. The Trustee shall keep records that accurately reflect the funds on deposit in the Net WAC Carryover Reserve Fund. The Trustee shall, at the direction of the Seller, invest amounts on deposit in the Net WAC Carryover Reserve Fund in Permitted Investments. The amount of any realized losses on Permitted Investments in the Net WAC Carryover Reserve Fund shall promptly be deposited by the Seller in the Net WAC Carryover Reserve Fund. On each Distribution Date, the Trustee shall distribute any interest on the Net WAC Carryover Reserve Fund to the Seller.

Priority of Payments:

Interest Distributions

1) Pay fees and expenses of the Servicer, Master Servicer and Trustee.
2) To the holders of the Class A-IO Certificates, the Monthly Interest Distributable Amount for such class for such distribution date;
3) To the holders of the Class A-IO Certificates, the Unpaid Interest Shortfall Amount, if any, for such class for such distribution date;
4) From the remaining Interest Remittance Amount in respect of the Mortgage Loans, concurrently to the holders of the Class A-1, A-2, A-3, A-4, and A-5 Certificates, the related Monthly Interest Distributable Amount for each such class for such distribution date;
5) From the remaining Interest Remittance Amount in respect of the Mortgage Loans, concurrently to the holders of the Class A-1, A-2, A-3, A-4, and A-5 Certificates, the related Unpaid Interest Shortfall for each such class for such distribution date;
6) To the holders of the Class M-1 Certificates, the Monthly Interest Distributable Amount for such class;
7) To the holders of the Class M-2 Certificates, the Monthly Interest Distributable Amount for such class; and
8) To the holders of the Class B Certificates, the Monthly Interest Distributable Amount for such class;
9) Any Net Monthly Excess Cashflow in the following order of priority:
    a. beginning with the Distribution Date in October 2002 pay Net Monthly Excess Cashflow as principal to the holders of the class or classes of Certificates then entitled to receive distributions in respect of principal, in an amount equal to any Extra Principal Distribution Amount, payable to such holders as part of the Principal Distribution Amount (Build OC, starting on the Distribution Date in October 2002, 6 month OC holiday);
    b. To the holders of the Class M-1 Certificates, in an amount equal to the Unpaid Interest Shortfall Amount for such certificates;
    c. To the holders of the Class M-1 Certificates, in an amount equal to the Allocated Realized Loss Amount for the Class M-1 Certificates;
    d. To the holders of the Class M-2 Certificates, in an amount equal to the Unpaid Interest Shortfall Amount for such certificates;
    e. To the holders of the Class M-2 Certificates, in an amount equal to the Allocated Realized Loss Amount for the Class M-1 Certificates;
    f. To the holders of the Class B Certificates, in an amount equal to the Unpaid Interest Shortfall Amount for such certificates;
    g. To the holders of the Class B Certificates, in an amount equal to the Allocated Realized Loss Amount for the Class B Certificates; and
    h. To the holders of the Class OC Certificates and Class A-R Certificates, as provided in the pooling and servicing agreement.

Principal Distributions

Prior to the Stepdown Date or on which a Trigger Event is in effect

1) To the holders of Class A-R, A-1, A-2, A-3, A-4, and A-5 Certificates, sequentially, until the Class Certificate Balances thereof are reduced to zero;
2) To the holders of the Class M-1 Certificates, until the Class Certificate Balance thereof has been reduced to zero;
3) To the holders of the Class M-2 Certificates, until the Class Certificate Balance thereof has been reduced to zero; and
4) To the holders of the Class B Certificates, until the Class Certificate Balance thereof has been reduced to zero.

On or after the Stepdown Date on which a Trigger Event is not in effect

1) To the holders of the Class A-R, A-1, A-2, A-3, A-4, and A-5 Certificates, sequentially, the Class A Principal Distribution Amount, until the Class Certificate Balances thereof are reduced to zero;
2) To the holders of the Class M-1 Certificates, the Class M-1 Principal Distribution Amount until the Class Certificate Balance thereof has been reduced to zero;
3) To the holders of the Class M-2 Certificates, the Class M-2 Principal Distribution Amount until the Class Certificate Balance thereof has been reduced to zero; and
4) To the holders of the Class B Certificates, the Class B Principal Distribution Amount until the Class Certificate Balance thereof has been reduced to zero.

Net Monthly Excess Cashflow

1) To the holders of the class or classes of Certificates then entitled to receive distributions in respect of principal, in an amount equal to any Extra Principal Distribution Amount, payable to such holders as part of the Principal Distribution Amount;
2) To the holders of the Class M-1 Certificates, in an amount equal to the Unpaid Interest Shortfall Amount for such certificates;
3) To the holders of the Class M-1 Certificates, in an amount equal to the Allocated Realized Loss Amount for the Class M-1 Certificates;
4) To the holders of the Class M-2 Certificates, in an amount equal to the Unpaid Interest Shortfall Amount for such certificates;
5) To the holders of the Class M-2 Certificates, in an amount equal to the Allocated Realized Loss Amount for the Class M-1 Certificates;
6) To the holders of the Class B Certificates, in an amount equal to the Unpaid Interest Shortfall Amount for such certificates;
7) To the holders of the Class B Certificates, in an amount equal to the Allocated Realized Loss Amount for the Class B Certificates; and
8) To the holders of the Class OC Certificates and Class A-R Certificates, as provided in the pooling and servicing agreement.

Class A Principal Distribution Amount: For any applicable distribution date, an amount equal to the excess (if any) of (x) the Class Certificate Balance of the Class A Certificates immediately prior to such distribution date over (y) the difference between (a) the aggregate Stated Principal Balance of the mortgage loans as of the last day of the related due period (after reduction for Realized Losses incurred during the related Prepayment Period) and (b) the aggregate Stated Principal Balance of the mortgage loans as of the last day of the related due period (after reduction for Realized Losses incurred during the related Prepayment Period) multiplied by the sum of (A) approximately 10.50% and (B) the Current Specified Overcollateralization Percentage.

Class M-1 Principal Distribution Amount: For any applicable distribution date, an amount equal to the excess (if any) of (x) the Class Certificate Balance of the Class M-1 Certificates immediately prior to such distribution date over (y) the difference between (a) the aggregate Stated Principal Balance of the mortgage loans as of the last day of the related due period (after reduction for Realized Losses incurred during the related Prepayment Period) and (b) the sum of (1) the Class Certificate Balance of the Class A Certificates (after taking into account the payment of the Class A Principal Distribution Amount for such distribution date) and (2) the aggregate Stated Principal Balance of the mortgage loans as of the last day of the related due period (after reduction for Realized Losses incurred during the related Prepayment Period) multiplied by the sum of (A) approximately 6.00% and (B) the Current Specified Overcollateralization Percentage.

Class M-2 Principal Distribution Amount: For any applicable distribution date, an amount equal to the excess (if any) of (x) the Class Certificate Balance of the Class M-2 Certificates immediately prior to such distribution date over (y) the difference between (a) the aggregate Stated Principal Balance of the mortgage loans as of the last day of the related due period (after reduction for Realized Losses incurred during the related Prepayment Period) and (b) the sum of (1) the Class Certificate Balance of the Class A Certificates (after taking into account the payment of the Class A Principal Distribution Amount for such distribution date), (2) the Class Certificate Balance of the Class M-1 Certificates (after taking into account the payment of the Class M-1 Principal Distribution Amount for such distribution date) and (3) the aggregate Stated Principal Balance of the mortgage loans as of the last day of the related due period (after reduction for Realized Losses incurred during the related Prepayment Period) multiplied by the sum of (A) approximately 2.50% and (B) the Current Specified Overcollateralization Percentage.

Class B Principal Distribution Amount: For any applicable distribution date, an amount equal to the excess (if any) of (x) the Class Certificate Balance of the Class B Certificates immediately prior to such distribution date over (y) the difference between (a) the aggregate Stated Principal Balance of the mortgage loans as of the last day of the related due period (after reduction for Realized Losses incurred during the related Prepayment Period) and (b) the sum of (1) the Class Certificate Balance of the Class A Certificates (after taking into account the payment of the Class A Principal Distribution Amount for such distribution date), (2) the Class Certificate Balance of the Class M-1 Certificates (after taking into account the payment of the Class M-1 Principal Distribution Amount for such distribution date), (3) the Class Certificate Balance of the Class M-2 Certificates (after taking into account the payment of the Class M-2 Principal Distribution Amount for such distribution date) and (4) the aggregate Stated Principal Balance of the mortgage loans as of the last day of the related due period (after reduction for Realized Losses incurred during the related Prepayment Period) multiplied by the Current Specified Overcollateralization Percentage.

Current Specified Overcollateralization Percentage: For any distribution date, a percentage equal to (a) the Overcollateralization Target Amount divided by (b) the aggregate Stated Principal Balance of the mortgage loans as of the last day of the related due period (after giving effect to scheduled payments of principal due during the related due period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period, and after reduction for Realized Losses incurred during the related Prepayment Period.)

Realized Losses: Any loss on a mortgage loan attributable to the mortgagor's failure to make any payment of principal or interest as required under the mortgage note.

Allocation of Losses: Any Realized Losses on the mortgage loans will be allocated on any distribution date, first, to Net Monthly Excess Cashflow, second, in reduction of the Overcollateralization Amount, third, to the Class B Certificates, fourth, to the Class M-2 Certificates, and fifth, to the Class M-1 Certificates. The pooling and servicing agreement does not permit the allocation of Realized Losses to the Class A Certificates.

Once Realized Losses have been allocated to the Class B or Class M Certificates, such amounts with respect to such certificates will no longer accrue interest; however, such amounts may be paid thereafter to the extent of funds available from Net Monthly Excess Cashflow.

Allocated Realized Loss Amount: With respect to any class of Class M or Class B Certificates and any distribution date, an amount equal to the sum of any Realized Loss allocated to that class of Certificates on that distribution date and any Allocated Realized Loss Amount for that class remaining unpaid from the previous distribution date. Once Realized Losses have been allocated to the Class B or Class M Certificates, such amounts with respect to such certificates will no longer accrue interest; however, such amounts may be paid thereafter to the extent of funds available from Net Monthly Excess Cashflow

Pre-Funding Account: At closing, the seller may deposit up to approximately $78,222,406 into a pre-funding account, to be used to acquire subsequent mortgage loans from the seller during the pre-funding period. It is expected that the seller will have substantially all of the required pre-funded collateral by the closing date.

Advances: The Master Servicer will make cash advances with respect to delinquent payments of principal and interest on the mortgage loans to the extent the master servicer reasonably believes that the cash advances can be repaid from future payments on the mortgage loans. These cash advances are only intended to maintain a regular flow of scheduled interest and principal payments on the certificates and are not intended to guarantee or insure against losses.

Stepdown Date: The earlier to occur of (i) the distribution date on which the aggregate Class Certificate Balance of the Class A Certificates has been reduced to zero and (ii) the later to occur of (x) the distribution date occurring in April 2005 and (y) the first distribution date for which the aggregate Class Certificate Balance of the Class M and Class B Certificates divided by the aggregate Stated Principal Balance of the mortgage loans as of the last day of the related due period (after reduction for Realized Losses incurred during the related Prepayment Period) is greater than or equal to approximately 10.50%.

Trigger Event: A 'Trigger Event,' with respect to each Distribution Date after the Stepdown Date, exists if either condition is met:

1) 60+ delinquencies exceed 2.25% of the aggregate principal balance of the mortgage loans, from and including month 36 to month 60;

2) 60+ delinquencies exceed 3.25% of the aggregate principal balance of the mortgage loans, on and after month 61; or

3) Cumulative losses exceed 10.00% of the aggregate principal balance of the sum of (a) the Certificates, excluding the principal balance of the senior-most Certificate, and (b) the Overcollateralization Amount, on and after month 36.

Credit Enhancement:

- Subordination: Initially, 5.25% for the Class A Certificates; 3.00% for the Class M-1 Certificates and 1.25% for the Class M-2 Certificates.
- Overcollateralization ("OC")

Initial (% Orig.)	0.00%
OC Target (% Orig.)	0.50%
Stepdown (% Current)	None
OC Floor (% Orig.)	0.50%

- Excess spread is expected to be available to build OC commencing on the October 2002 Distribution Date (i.e., six-month spread holiday).

Overcollateralization Deficiency Amount: For any distribution date, the amount, if any, by which the Overcollateralization Target Amount exceeds the Overcollateralized Amount on such distribution date (after giving effect to distributions in respect of the Basic Principal Distribution Amount on such distribution date).

Overcollateralization Release Amount: For any distribution date, the lesser of (x) the Principal Remittance Amount for such distribution date and (y) the excess, if any, of (i) the Overcollateralized Amount for such distribution date (assuming that 100% of the Principal Remittance Amount is applied as a principal payment on such distribution date) over (ii) the Overcollateralization Target Amount for such distribution date.

Overcollateralization Floor Amount: For any distribution date, $1,625,000.

Overcollateralized Amount: For any distribution date, the amount, if any, by which (i) the aggregate principal balance of the mortgage loans (after giving effect to scheduled payments of principal due during the related due period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period, and after reduction for Realized Losses incurred during the related Prepayment Period) exceeds (ii) the aggregate Class Certificate Balance of the offered certificates (other than the Class A-IO Certificates) and the Class P Certificates as of such distribution date (after giving effect to distributions to be made on such distribution date).

EXTERNAL USE

Monthly Fees:	Servicing Fee Rate of 0.25% per annum, payable monthly; Trustee Fee of 0.0075% per annum, payable monthly.
Optional Call:	At its option, the Master Servicer may purchase all of the mortgage loans, together with any properties in respect thereof acquired on behalf of the trust, and thereby effect termination and early retirement of the Certificates, after the aggregate principal balance of the mortgage loans, and properties acquired in respect thereof, remaining in the trust has been reduced to less than or equal to 10% of the aggregate principal balance of the mortgage loans as of the Cut-off Date.
Registration:	The Certificates will be available in book-entry form through DTC.
Denominations:	The Certificates are issuable in minimum denominations of an original amount of $25,000 and multiples of $1,000 in excess thereof.
Federal Tax Aspects:	The Trust will be established as a REMIC for federal income tax purposes.
ERISA Considerations:	The Class A, Class M and Class B Certificates may be purchased by a pension or other employee benefit plan subject to the Employee Retirement Income Security Act of 1974 or Section 4975 of the Internal Revenue Code of 1986, or by an entity investing the assets of an employee benefit plan so long as certain conditions are met.
SMMEA Eligibility:	The Class A and the Class M-1 Certificates will be 'mortgage related securities' for purposes of the Secondary Mortgage Market Enhancement Act of 1984.

EXTERNAL USE

Prepayment Sensitivity Tables

Class A-1 (to call/maturity)

% of Prepayment Pricing Speed Assumption:	60%	75%	90%	100%	125%	150%	175%	200%
Yield %	2.11%	2.11%	2.11%	2.11%	2.11%	2.11%	2.11	2.11%
Average Life (years)	1.45	1.23	1.07	0.99	0.85	0.74	0.67	0.61
Modified Duration (years)	1.43	1.22	1.07	0.99	0.84	0.74	0.67	0.61
First Principal Payment	04/02	04/02	04/02	04/02	04/02	04/02	04/02	04/02
Last Principal Payment	12/04	07/04	03/04	01/04	09/03	07/03	05/03	04/03
Illustrative Yield @ Par (Act./360)*								

Class A-2 (to call/maturity)

% of Prepayment Pricing Speed Assumption:	60%	75%	90%	100%	125%	150%	175%	200%
Yield %	5.93%	5.91%	5.89%	5.88%	5.84%	5.81%	5.78%	5.75%
Average Life (years)	4.79	3.92	3.32	3.01	2.44	2.05	1.77	1.57
Modified Duration (years)	4.02	3.38	2.91	2.67	2.20	1.87	1.64	1.46
First Principal Payment	12/04	07/04	03/04	01/04	09/03	07/03	05/03	04/03
Last Principal Payment	08/09	04/08	04/07	10/06	11/05	03/05	10/04	06/04
Illustrative Yield @ Par (30/360)								

Class A-3 (to call/maturity)

% of Prepayment Pricing Speed Assumption:	60%	75%	90%	100%	125%	150%	175%	200%
Yield %	6.70%	6.69%	6.68%	6.67%	6.65%	6.63%	6.60%	6.57%
Average Life (years)	8.47	6.91	5.82	5.25	4.21	3.49	2.89	2.48
Modified Duration (years)	6.28	5.37	4.68	4.30	3.56	3.02	2.55	2.22
First Principal Payment	08/09	04/08	04/07	10/06	11/05	03/05	10/04	06/04
Last Principal Payment	11/11	02/10	11/08	03/08	01/07	03/06	08/05	12/04
Illustrative Yield @ Par (30/360)								

Class A-4 (to call/maturity)

% of Prepayment Pricing Speed Assumption:	60%	75%	90%	100%	125%	150%	175%	200%
Yield %	7.02%	7.01%	7.00%	7.00%	6.98%	6.96%	6.94%	6.92%
Average Life (years)	11.26	9.22	7.76	7.00	5.60	4.63	3.93	3.31
Modified Duration (years)	7.55	6.59	5.80	5.36	4.49	3.83	3.33	2.86
First Principal Payment	11/11	02/10	11/08	03/08	01/07	03/06	08/05	12/04
Last Principal Payment	05/15	01/13	04/11	06/10	10/08	08/07	10/06	02/06
Illustrative Yield @ Par (30/360)								

* Proceeds do not include accrued interest from March 25, 2002 to March 28, 2002.

EXTERNAL USE

Prepayment Sensitivity Tables

Class A-5 (to call)

% of Prepayment Pricing Speed Assumption:	60%	75%	90%	100%	125%	150%	175%	200%
Yield %	7.21%	7.23%	7.24%	7.25%	7.28%	7.30	7.33%	7.36%
Average Life (years)	15.36	12.69	10.74	9.70	7.71	6.40	5.38	4.65
Modified Duration (years)	9.08	8.11	7.29	6.79	5.75	4.98	4.33	3.83
First Principal Payment	05/15	01/13	04/11	06/10	10/08	08/07	10/06	02/06
Last Principal Payment	02/18	05/15	05/13	04/12	03/10	11/08	10/07	01/07
Illustrative Yield @ 98.5365% (30/360)								

Class A-5 (to maturity)

% of Prepayment Pricing Speed Assumption:	60%	75%	90%	100%	125%	150%	175%	200%
Yield %	7.22%	7.24%	7.25%	7.26%	7.29%	7.31%	7.34%	7.36%
Average Life (years)	18.00	15.19	12.95	11.74	9.40	7.76	6.55	5.62
Modified Duration (years)	9.75	8.89	8.09	7.61	6.56	5.71	5.01	4.44
First Principal Payment	05/15	01/13	04/11	6/10	10/08	08/07	10/06	02/06
Last Principal Payment	10/29	08/27	11/24	2/23	05/19	06/16	03/14	06/12
Illustrative Yield @ 98.5365% (30/360)								

Class A-IO (to call/maturity)

% of Prepayment Pricing Speed Assumption:	60%	75%	90%	100%	125%	150%	175%	200%
Yield %	5.50%	5.50%	5.50%	5.50%	5.50%	5.50%	5.50%	5.50%
Average Life (years)	2.28	2.28	2.28	2.28	2.28	2.28	2.28	2.28
Modified Duration (years)	1.15	1.15	1.15	1.15	1.15	1.15	1.15	1.15
First Principal Payment	10/03	10/03	10/03	10/03	10/03	10/03	10/03	10/03
Last Principal Payment	09/04	09/04	09/04	09/04	09/04	09/04	09/04	09/04
Illustrative Yield @ 5.1737%								

Class M-1 (to call)

% of Prepayment Pricing Speed Assumption:	60%	75%	90%	100%	125%	150%	175%	200%
Yield %	7.05%	7.05%	7.04	7.03	7.02%	7.01%	7.00%	6.99%
Average Life (years)	10.69	8.78	7.41	6.69	5.37	4.56	4.03	3.71
Modified Duration (years)	7.09	6.19	5.47	5.06	4.26	3.74	3.38	3.16
First Principal Payment	07/07	07/06	11/05	07/05	04/05	04/05	05/05	05/05
Last Principal Payment	02/18	05/15	05/13	04/12	03/10	11/08	10/07	01/07
Illustrative Yield @ 99.8857%								

EXTERNAL USE

Prepayment Sensitivity Tables

Class M-1 (to maturity)

% of Prepayment Pricing Speed Assumption:	60%	75%	90%	100%	125%	150%	175%	200%
Yield %	7.06%	7.06%	7.05%	7.05%	7.04%	7.03%	7.02%	7.02%
Average Life (years)	11.62	9.67	8.21	7.43	5.98	5.05	4.45	4.07
Modified Duration (years)	7.33	6.47	5.76	5.36	4.55	4.00	3.63	3.38
First Principal Payment	7/07	7/06	11/05	07/05	04/05	04/05	05/05	05/05
Last Principal Payment	12/29	09/27	01/25	04/23	06/19	07/16	04/14	07/12
Illustrative Yield @ 99.8857%								

Class M-2 (to call)

% of Prepayment Pricing Speed Assumption:	60%	75%	90%	100%	125%	150%	175%	200%
Yield %	7.27%	7.29%	7.32%	7.33%	7.38%	7.42%	7.45%	7.48%
Average Life (years)	10.69	8.78	7.41	6.69	5.37	4.55	4.00	3.66
Modified Duration (years)	7.04	6.15	5.44	5.04	4.24	3.71	3.34	3.11
First Principal Payment	07/07	07/06	11/05	07/05	04/05	04/05	04/05	04/05
Last Principal Payment	02/18	05/15	05/13	04/12	03/10	11/08	10/07	01/07
Illustrative Yield @ 99.3757%								

Class M-2 (to maturity)

% of Prepayment Pricing Speed Assumption:	60%	75%	90%	100%	125%	150%	175%	200%
Yield %	7.27%	7.29%	7.32%	7.33%	7.38%	7.41%	7.44%	7.47%
Average Life (years)	11.62	9.67	8.21	7.43	5.98	5.05	4.43	4.02
Modified Duration (years)	7.27	6.42	5.72	5.32	4.52	3.97	3.58	3.32
First Principal Payment	07/07	07/06	11/05	07/05	04/05	04/05	04/05	04/05
Last Principal Payment	12/29	11/27	03/25	06/23	08/19	08/16	05/14	08/12
Illustrative Yield @ 97.3757% (30/360)								

EXTERNAL USE

Prepayment Sensitivity Tables

Class B (to call)

% of Prepayment Pricing Speed Assumption:	60%	75%	90%	100%	125%	150%	175%	200%
Yield%	7.70%	7.78%	7.87%	7.93%	8.09%	8.23%	8.36%	8.46%
Average Life (years)	10.69	8.78	7.41	6.69	5.37	4.55	4.00	3.64
Modified Duration (years)	6.95	6.08	5.38	4.98	4.19	3.67	3.31	3.06
First Principal Payment	07/07	07/06	11/05	07/05	04/05	04/05	04/05	04/05
Last Principal Payment	02/18	05/15	05/13	04/12	03/10	11/08	10/07	01/07
Illustrative Yield @ 95.4480% (30/360)								

Class B (to maturity)

% of Prepayment Pricing Speed Assumption:	60%	75%	90%	100%	125%	150%	175%	200%
Yield%	7.69%	7.77%	7.85%	7.90%	8.05%	8.17%	8.29%	8.38%
Average Life (years)	11.62	9.67	8.21	7.43	5.98	5.05	4.42	4.00
Modified Duration (years)	7.17	6.33	5.64	5.24	4.46	3.92	3.54	3.27
First Principal Payment	07/07	07/06	11/05	07/05	04/05	04/05	04/05	04/05
Last Principal Payment	01/30	11/27	04/25	07/23	09/19	09/16	06/14	09/12
Illustrative Yield @ 95.4480% (30/360)								

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Statistical Calculation Date	3/1/02
Pool Principal Balance	$246,777,594
Average Principal Balance	$460,405.96
Range of Principal Balance	$303,000 - $1,595,000
WA Gross WAC	7.550%
Range of Gross WAC	5.750% - 10.500%
WAM (mos)	359
WA Age (mos)	1
WA Original Term (mos)	360
Balloon / Fully Amortizing	0.00% / 100.00%
First Lien / Second Lien	100.00% / 0.00%
Credit Score	
Weighted Average	698
620 to 639	10.28%
640 to 659	14.22%
660 to 679	18.78%
680 to 699	12.24%
700 to 719	12.33%
720 to 739	8.95%
740 to 759	7.99%
760 to 779	9.41%
780 to 799	4.62%
800 and above	1.18%
Original LTV	
Weighted Average	71.13%
Less than 40.01%	2.05%
40.01% to 50.00%	4.92%
50.01% to 60.00%	12.59%
60.01% to 70.00%	20.35%
70.01% to 80.00%	50.53%
80.01% to 90.00%	6.74%
90.01% to 100.00%	2.82%
% with LTV's > 80%	9.56%
% with LTV's > 80% with MI	91.38%
Insurance	
Conventional MI	91.38%
Non-MI	8.62%

EXTERNAL USE

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Property Type	
Single Family	80.03%
PUD	12.75%
Two Family	2.44%
Condominium (Low-rise)	1.61%
Three Family	1.12%
Condominium (High-rise)	0.67%
Townhouse	1.11%
Four Family	0.26%
Occupancy Status	
Owner Occupied	94.77%
Investor Property	3.34%
Second Home	1.89%
Documentation	
Full Documentation	41.86%
Reduced Documentation	38.76%
No Ratio	13.62%
No Documentation	5.77%
Loan Purpose	
Purchase Money	32.10%
Cash-Out Refinance	31.00%
Rate/Term Refinance	36.90%
Geographic Concentration (> 5% of Total)	
California	57.20%
Northern CA	18.03%
Southern CA	39.18%
New York	14.94%